SCMP GROUP

Direct Line Direct Fax

082-03327

SUPPL

BY REGISTERED POST

25 September 2009

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Room 3099, Mail Shop 3-7
Washington D.C. 20549
U.S.A.

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited – Interim Report 2009

Please find enclosed two copies of our Interim Report 2009 for the six months ended 30 June 2009 for your attention.

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

Enclosures

VL/vc

CoSec\Interim 2009\Report – Distribution

2009
interim report

SCMP Group Limited

Stock Code: 583

Interim Results

The Directors of SCMP Group Limited (the "Company") would like to announce the unaudited interim results of the Company and its group of companies (the "Group") for the six months ended 30 June 2009. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Company. The review report of the auditors is set out on page 17.

Condensed Consolidated Balance Sheet

	Notes	**(Unaudited) 30 June 2009 HK$'000**	(Audited) 31 December 2008 HK$'000
ASSETS			
Non-current assets			
Property, plant and equipment	3	**507,594**	502,580
Investment properties	4	**873,100**	986,100
Lease premium for land	5	**114,186**	13,969
Intangible assets		**23,937**	24,729
Interests in associates		**49,099**	53,334
Available-for-sale financial assets		**165,366**	105,074
Defined benefit plan's assets		**56,868**	60,104
		1,790,150	1,745,890
Current assets			
Inventories		**27,335**	38,904
Accounts receivable	6	**117,578**	187,428
Prepayments, deposits and other receivables		**13,435**	23,411
Cash and bank balances		**216,957**	272,015
		375,305	521,758
Total assets		**2,165,455**	2,267,648
EQUITY			
Capital and reserves			
Share capital	7	**156,095**	156,095
Reserves		**1,746,364**	1,722,944
Proposed dividend		**–**	31,219
		1,746,364	1,754,163
Shareholders' funds		**1,902,459**	1,910,258
Minority interests		**24,536**	20,114
Total equity		**1,926,995**	1,930,372
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**122,865**	125,861
		122,865	125,861
Current liabilities			
Accounts payable and accrued liabilities	8	**94,119**	142,466
Subscriptions in advance		**15,368**	24,550
Current income tax liabilities		**6,108**	44,399
		115,595	211,415
Total liabilities		**238,460**	337,276
Total equity and liabilities		**2,165,455**	2,267,648
Net current assets		**259,710**	310,343
Total assets less current liabilities		**2,049,860**	2,056,233

The notes on pages 5 to 16 form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statement of Comprehensive Income

	Notes	(Unaudited) For the six months ended 30 June 2009 HK$'000	2008 HK$'000
Continuing operations			
Revenue	2	**336,529**	544,721
Other income		**2,111**	2,558
Staff costs		**(160,060)**	(189,217)
Cost of production materials		**(68,800)**	(76,985)
Rental and utilities		**(21,341)**	(20,453)
Depreciation and amortisation		**(27,328)**	(26,890)
Advertising and promotion		**(14,416)**	(16,722)
Other operating expenses		**(55,176)**	(74,147)
Operating (loss)/profit from continuing operations		**(8,481)**	142,865
Share of (losses)/profits of associates		**(836)**	428
Net interest income	10	**281**	841
(Loss)/profit before income tax		**(9,036)**	144,134
Income tax expense	11	**(1,422)**	(17,322)
(Loss)/profit for the period from continuing operations		**(10,458)**	126,812
Discontinued operations			
Profit for the period from discontinued operations	12	**–**	3,616
(Loss)/profit for the period		**(10,458)**	130,428
Other comprehensive income			
Fair value gain arising from reclassification of leasehold land to investment properties		**–**	8,436
Fair value gain/(loss) on available-for-sale financial assets		**36,410**	(79,947)
Currency translation difference		**1,890**	(559)
Income tax relating to components of other comprehensive income		**–**	(1,351)
Other comprehensive income for the period, net of tax		**38,300**	(73,421)
Total comprehensive income for the period		**27,842**	57,007
(Loss)/profit attributable to:			
Equity holders of the Company		**(14,880)**	124,542
Minority interests		**4,422**	5,886
		(10,458)	130,428
Total comprehensive income attributable to:			
Equity holders of the Company		**23,420**	51,121
Minority interests		**4,422**	5,886
		27,842	57,007
(Loss)/earnings per share	13		
Basic and diluted			
From continuing operations		**(0.95) cents**	7.75 cents
From discontinued operations		**–**	0.23 cents
		(0.95) cents	7.98 cents

Details of dividends are set out in note 14 to these condensed consolidated interim financial statements.

The notes on pages 5 to 16 form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2009

	(Unaudited)								
	Attributable to shareholders								
	Share capital and share premium HK$'000	Contributed surplus HK$'000	Investment revaluation reserve HK$'000	Asset revaluation reserve HK$'000	Translation reserve HK$'000	Retained profits HK$'000	Total shareholders' funds HK$'000	Minority interests HK$'000	Total equity HK$'000
Balance at 1 January 2009	**197,066**	**865,672**	**37,301**	**10,709**	**(29,487)**	**828,997**	**1,910,258**	**20,114**	**1,930,372**
Change in equity for the period									
Dividends (note 14)	**–**	**–**	**–**	**–**	**–**	**(31,219)**	**(31,219)**	**–**	**(31,219)**
Total comprehensive income for the period	**–**	**–**	**36,410**	**–**	**1,890**	**(14,880)**	**23,420**	**4,422**	**27,842**
Balance at 30 June 2009	**197,066**	**865,672**	**73,711**	**10,709**	**(27,597)**	**782,898**	**1,902,459**	**24,536**	**1,926,995**
Balance at 1 January 2008	197,066	865,672	225,723	3,624	(26,438)	905,981	2,171,628	16,567	2,188,195
Change in equity for the period									
Dividends (note 14)	–	–	–	–	–	(156,095)	(156,095)	–	(156,095)
Total comprehensive income for the period	–	–	(79,947)	7,085	(559)	124,542	51,121	5,886	57,007
Balance at 30 June 2008	197,066	865,672	145,776	10,709	(26,997)	874,428	2,066,654	22,453	2,089,107

The notes on pages 5 to 16 form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Statement of Cash Flows

	(Unaudited) For the six months ended 30 June 2009 HK$'000	2008 HK$'000
Cash flows from operating activities		
Cash generated from operations	**55,807**	141,006
Hong Kong profits tax paid	**(42,577)**	(16,056)
Overseas tax paid	**(132)**	(169)
Net cash generated from operating activities	**13,098**	124,781
Net cash (used in)/generated from investing activities	**(36,937)**	4,692
Cash flows from financing activities		
Dividend paid	**(31,219)**	(156,095)
Interest paid	**–**	(626)
Net cash used in financing activities	**(31,219)**	(156,721)
Net decrease in cash and cash equivalents	**(55,058)**	(27,248)
Cash and cash equivalents at 1 January	**272,015**	238,513
Cash and cash equivalents at 30 June	**216,957**	211,265
Analysis of cash and cash equivalents:		
Cash and bank balances	**216,957**	227,416
Bank overdraft	**–**	(16,151)
	216,957	211,265

The notes on pages 5 to 16 form an integral part of these condensed consolidated interim financial statements.

Notes to the condensed consolidated interim financial statements

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim financial statements ("interim financial statements") are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

These interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2008, which have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS").

The accounting policies and methods of computation used in the preparation of these interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008.

HKICPA has issued a number of new/revised accounting standards and interpretations that are effective for accounting periods beginning on or after 1 January 2009, including the following that are relevant to the preparation of the interim financial statements:

HKAS 1 (revised): Presentation of financial statements

HKAS 1 (revised) prohibits the presentation of items of income and expenses (that is 'non-owner changes in equity') in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All 'non-owner changes in equity' are required to be shown in a performance statement.

Entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income).

The Group has elected to present one single statement of comprehensive income. The interim financial statements have been prepared under the revised disclosure requirements.

HKFRS 8: Operating segments

HKFRS 8 replaces HKAS 14, 'Segment reporting'. It requires a 'management approach' under which segment information is presented on the same basis as that used for internal reporting purposes. This has resulted in changes in the reportable segments presented, as the previously reported segment of newspapers, magazines and other publications has been split into newspaper segment and magazine segment.

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The Group has identified the Managing Director and Chief Executive Officer as the chief operating decision-maker.

1. Basis of preparation and accounting policies (continued)

HKFRS 7: Financial instruments: disclosures

The amendment to HKFRS 7 increases the disclosure requirements about fair value measurement and reinforces existing principles for disclosure about liquidity risk. The amendment introduces a three-level hierarchy for fair value measurement disclosures and requires some specific quantitative disclosures for financial instruments on the lowest level in the hierarchy. It also requires entities to provide additional disclosures about the relative reliability of fair value measurements. These disclosures will help to improve comparability between entities about the effects of fair value measurements. In addition, the amendment clarifies and enhances the existing requirements for the disclosure of liquidity risk primarily requiring a separate liquidity risk analysis for derivative and non-derivative financial liabilities. The Group will make additional relevant disclosures in its financial statements ending 31 December 2009.

HKICPA's improvements to HKFRS published in October 2008

HKICPA's improvements to HKFRS published in October 2008 sets out a number of amendments to HKFRSs. It includes an amendment to HKAS 28, 'Investments in associates'. The amendment clarified that an investment in an associate is treated as a single asset for the purpose of impairment testing and any impairment loss is not allocated to specific assets included within the investment, for example goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. Following the amendment, the Group now treats its investments in each associate as a single asset for the purpose of impairment testing. Any resulting impairment loss or subsequent reversal will not be allocated to goodwill.

The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009, but are not currently relevant for the Group:

HKAS 23 (amendment), 'Borrowing costs'.

HKFRS 2 (amendment), 'Share-based payment'.

HKAS 32 (amendment), 'Financial instruments: presentation'.

HK(IFRIC) 9 (amendment), 'Reassessment of embedded derivatives' and HKAS 39 (amendment), 'Financial instruments: Recognition and measurement'.

HK(IFRIC) 13, 'Customer loyalty programmes'.

HK(IFRIC) 15, 'Agreements for the construction of real estate'.

HK(IFRIC) 16, 'Hedges of a net investment in a foreign operation'.

HKAS 39 (amendment), 'Financial instruments: Recognition and measurement'.

2. Revenue and segment information

The chief operating decision-maker has been identified as the Managing Director and Chief Executive Officer of the Group. She reviews the Group's internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Group has five reportable segments: newspaper, magazine, property, music publishing and video and film post-production. Newspaper segment is engaged in the publication of *South China Morning Post, Sunday Morning Post* and other related print and digital publications. It derives its revenue mainly from advertising and sales of newspapers. Magazine segment is engaged in the publication of various magazines in Chinese language and related print and digital publications. Its revenue is derived from advertising and sales of magazines. Property segment holds various commercial and industrial properties in Hong Kong. It also owns advertising billboards for outdoor advertising. It derives revenue through leasing out its properties and billboards. Music publishing segment derives its revenues from the sale of music video and audio discs and its music publishing rights. Video and film post-production segment is engaged in the provision of post-production services for movies, TV commercials and corporate videos. During the year ended 31 December 2008, the Group has disposed of its entire interest in the music publishing and video and film post-production businesses and they have been presented as discontinued operations.

The chief operating decision-maker assesses the performance of the operating segments based on a number of measures, including earnings before interest, tax, depreciation and amortisation (EBITDA) and profit or loss after tax. The Group considers that the measurement principles for profit or loss after tax are most consistent with those used in measuring the corresponding amounts in the Group's financial statements. Hence, profit or loss after tax is used for reporting segment profit or loss.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies except that: (i) interest in the profit or loss of associates is accounted for on the basis of dividend received or receivable in segment profit or loss while such interest is accounted for under the equity method in the Group's consolidated financial statements, (ii) investment in associates is measured at cost less accumulated impairment losses in segment assets while such investment is accounted for under the equity method in the Group's consolidated financial statements and (iii) the segment asset for Magazine includes a publishing title measured at recoverable amount. Such publishing title has not been recognised in the consolidated financial statements as the publishing title was internally generated by the Group.

The Group's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies. Transactions between reportable segments are accounted for on arm's length basis.

Turnover consists of revenue from all of the Group's reportable segments, which comprise newspaper, magazine, property, music publishing and video and film post-production segments, as well as other segments whose contributions to the Group's revenue and profit or loss are below the quantitative threshold for separate disclosures. The turnover for the six months ended 30 June 2009 and 2008 were HK$336,529,000 and HK$551,886,000 respectively.

2. Revenue and segment information (continued)

The segment information for the six months ended 30 June 2009 and 2008 is as follows:

(a) Reportable segment profit or loss

	(Unaudited)								
	Continuing operations					Discontinued operations			
	Newspaper HK$'000	Magazine HK$'000	Property HK$'000	All other HK$'000	Total from continuing operations HK$'000	Music publishing HK$'000	Video and film post-production HK$'000	Total from discontinued operations HK$'000	Total HK$'000
For the six months ended 30 June 2009									
Total segment revenue	**264,233**	**63,466**	**11,621**	**120**	**339,440**	**–**	**–**	**–**	**339,440**
Inter-segment revenue	**(35)**	**(2,876)**	**–**	**–**	**(2,911)**	**–**	**–**	**–**	**(2,911)**
Revenue from external customers	**264,198**	**60,590**	**11,621**	**120**	**336,529**	**–**	**–**	**–**	**336,529**
Reportable segment profit/(loss)	**(17,734)**	**533**	**7,632**	**1,348**	**(8,221)**	**–**	**–**	**–**	**(8,221)**
For the six months ended 30 June 2008									
Total segment revenue	459,743	70,409	14,020	3,927	548,099	1,912	5,254	7,166	555,265
Inter-segment revenue	(80)	(3,001)	(200)	(97)	(3,378)	–	(1)	(1)	(3,379)
Revenue from external customers	459,663	67,408	13,820	3,830	544,721	1,912	5,253	7,165	551,886
Reportable segment profit	105,850	6,761	13,300	2,232	128,143	510	2,906	3,416	131,559

(b) Reportable segment assets

Reportable segment assets as at 30 June 2009	**883,783**	**143,377**	**993,225**	**175,964**	**2,196,349**	**–**	**–**	**–**	**2,196,349**
Reportable segment assets as at 31 December 2008	1,053,662	131,985	989,940	118,689	2,294,276	–	–	–	2,294,276

2. Revenue and segment information (continued)

(c) Reconciliation of reportable segment profit or loss

	(Unaudited) For the six months ended 30 June 2009 HK$'000	2008 HK$'000
Continuing operations:		
(Loss)/profit for reportable segments	**(9,569)**	125,911
Profit for all other segments	**1,348**	2,232
	(8,221)	128,143
Reconciling items:		
Share of (losses)/profits of associates under equity method of accounting	**(836)**	428
Dividend received from associates	**(1,401)**	(1,559)
	(2,237)	(1,131)
(Loss)/profit from continuing operations	**(10,458)**	127,012
Discontinued operations:		
Profit for reportable segments	**–**	3,416
(Loss)/profit for the period	**(10,458)**	130,428

3. Property, plant and equipment

	Group (Unaudited) Leasehold buildings HK$'000	Other fixed assets HK$'000	Assets in progress HK$'000	Total HK$'000
At 1 January 2009				
Cost or valuation	299,411	883,594	3,892	1,186,897
Accumulated depreciation and impairment losses	(86,011)	(598,306)	–	(684,317)
Net book value at 1 January 2009	213,400	285,288	3,892	502,580
Additions	–	7,795	7,733	15,528
Depreciation	(3,204)	(19,902)	–	(23,106)
Translation differences	–	(6)	–	(6)
Disposals	–	(2)	–	(2)
Transfer	12,600	7,830	(7,830)	12,600
Net book value at 30 June 2009	**222,796**	**281,003**	**3,795**	**507,594**
At 30 June 2009				
Cost or valuation	312,011	898,332	3,795	1,214,138
Accumulated depreciation and impairment losses	(89,215)	(617,329)	–	(706,544)
Net book value at 30 June 2009	**222,796**	**281,003**	**3,795**	**507,594**
Analysis of cost and valuation as at 30 June 2009				
At cost	302,816	898,332	3,795	1,204,943
At valuation – 1990	9,195	–	–	9,195
	312,011	898,332	3,795	1,214,138

4. Investment properties

	Group **(Unaudited) 2009 HK$'000**	(Audited) 2008 HK$'000
At 1 January	**986,100**	1,040,100
Additions	**–**	150
Transfer	**(113,000)**	27,000
Fair value loss	**–**	(81,150)
At 30 June/31 December	**873,100**	986,100

5. Leasehold premium for land

	Group	
	(Unaudited) 2009 HK$'000	(Audited) 2008 HK$'000
At 1 January	**13,969**	31,588
Revaluation	**–**	8,436
Transfer	**100,400**	(25,470)
Amortisation	**(183)**	(585)
At 30 June/31 December	**114,186**	13,969

6. Accounts receivable

The Group allows an average credit period of 7 to 90 days to its trade customers. An ageing analysis of accounts receivable by due date is as follows:

	Group			
	(Unaudited) 30 June 2009		(Audited) 31 December 2008	
	Balance HK$'000	Percentage %	Balance HK$'000	Percentage %
Current	**52,954**	**44.3**	108,971	57.6
Less than 30 days past due	**31,553**	**26.4**	12,341	6.5
31 to 60 days past due	**9,617**	**8.0**	40,221	21.3
61 to 90 days past due	**14,745**	**12.4**	20,344	10.8
Over 90 days past due	**10,649**	**8.9**	7,226	3.8
Total	**119,518**	**100.0**	189,103	100.0
Less: Allowance for impairment	**(1,940)**		(1,675)	
	117,578		187,428	

7. Share capital

	Company and Group	
	(Unaudited) 30 June 2009 HK$'000	(Audited) 31 December 2008 HK$'000
Authorised: 5,000,000,000 shares of HK$0.10 each	**500,000**	500,000
Issued and fully paid: 1,560,945,596 (2008: 1,560,945,596) shares of HK$0.10 each	**156,095**	156,095

8. Accounts payable and accrued liabilities

An ageing analysis of the accounts payable is as follows:

	Group			
	(Unaudited) 30 June 2009		(Audited) 31 December 2008	
	Balance HK$'000	**Percentage %**	Balance HK$'000	Percentage %
0 to 30 days	**12,211**	**66.9**	26,643	77.1
31 to 60 days	**2,070**	**11.3**	4,121	11.9
61 to 90 days	**2,689**	**14.7**	2,208	6.4
Over 90 days	**1,291**	**7.1**	1,595	4.6
Total accounts payable	**18,261**	**100.0**	34,567	100.0
Accrued liabilities	**75,858**		107,899	
Total accounts payable and accrued liabilities	**94,119**		142,466	

9. Capital commitments

	Group	
	(Unaudited) 30 June 2009 HK$'000	(Audited) 31 December 2008 HK$'000
Capital commitments for property, plant and equipment		
Contracted, but not provided for	**14,175**	7,898
Authorised, but not contracted for	**18,593**	50,518
	32,768	58,416

10. Net interest income

	Group (Unaudited) For the six months ended 30 June	
	2009 HK$'000	2008 HK$'000
Interest income on bank deposits	**281**	1,467
Interest expense on bank loans and overdraft	**–**	(626)
	281	841

11. Income tax expense

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	HK$'000
Current income tax		
Hong Kong profits tax	**4,286**	28,400
Overseas taxation	**132**	160
Deferred income tax		
Resulting from a decrease in tax rate	**–**	(8,541)
Relating to the origination and reversal of temporary differences	**(2,996)**	(2,697)
	1,422	17,322

Hong Kong profits tax has been provided for at a rate of 16.5% (2008: 16.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

12. Discontinued operations

During the year ended 31 December 2008, the Group disposed of its entire interest in the video and film post-production and the music publishing operations. Accordingly, the results of these operations are presented as discontinued operations in the income statement. An analysis of the results of the discontinued operations is as follows:

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	HK$'000
Revenue	**–**	7,165
Other income	**–**	1
Staff costs	**–**	(4,923)
Cost of production materials	**–**	(2,705)
Rental and utilities	**–**	(480)
Depreciation and amortisation	**–**	(60)
Advertising and promotion	**–**	(21)
Other operating expenses	**–**	(524)
Net interest income	**–**	7
Loss of discontinued operations	**–**	(1,540)
Gain on disposal of a discontinued operation	**–**	5,156
Profit for the period from discontinued operations	**–**	3,616

12. Discontinued operations (continued)

Cash flows from discontinued operations are as follows:

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	HK$'000
Net cash used in operating activities	**–**	(1,997)
Net cash used in investing activities	**–**	(28)
Net decrease in cash and cash equivalents	**–**	(2,025)

13. (Loss)/earnings per share

The calculation of basic and diluted (loss)/earnings per share is based on the (loss)/profit for the period attributable to shareholders as shown below and 1,560,945,596 (2008: 1,560,945,596) shares in issue during the period. (Loss)/profit attributable to shareholders of the Company from continuing operations and discontinued operations are analysed as follows:

	Group (Unaudited) For the six months ended 30 June	
	2009	2008
	HK$'000	HK$'000
Continuing operations	**(14,880)**	120,926
Discontinued operations	**–**	3,616
	(14,880)	124,542

As at 30 June 2009 and 2008, there were no share options outstanding that enable holders to subscribe for shares in the Company.

14. Dividends

A 2008 final dividend of HK2 cents per share, totalling HK$31,219,000 was paid in May 2009. A 2007 final dividend of HK10 cents per share, totalling HK$156,095,000 was paid in May 2008.

The Directors have resolved not to declare any interim dividend for the period (2008: HK6 cents per share or HK$93,657,000).

15. Related party transactions

On 11 February 2008, Kerry Media Limited, a company incorporated in the British Virgin Islands, became the immediate holding company of the Company. Kerry Group Limited, a company incorporated in the Cook Islands, is the ultimate holding company of Kerry Media Limited. The directors regard Kerry Group Limited as the ultimate holding company of the Company as of the balance sheet date.

(a) Transactions with Kerry Group

Significant transactions with Kerry Group Limited and its group of subsidiaries ("Kerry Group") since its becoming the Group's holding company are as follows:

	Group (Unaudited) For the six months ended 30 June	
	2009 HK$'000	2008 HK$'000
Rendering of services		
– Advertising revenue	**421**	909
– Magazine production service fee	**640**	640
	1,061	1,549

(b) Balances arising from transactions with Kerry Group

	Group	
	(Unaudited) 30 June 2009 HK$'000	(Audited) 31 December 2008 HK$'000
Receivables arising from advertising services	**204**	132
Receivables arising from magazine production services	**–**	636
	204	768

(c) Key management personnel compensation

	Group (Unaudited) For the six months ended 30 June	
	2009 HK$'000	2008 HK$'000
Salaries and other short-term employee benefits	**7,103**	9,729
Post-employment benefits	**188**	277
Termination benefits	**–**	136
	7,291	10,142

15. Related party transactions (continued)

(d) Investment in guaranteed notes issued by a related party

In June 2009, the Group acquired guaranteed notes of US$3,000,000 in the secondary market at a consideration of US$3,057,000 (equivalent to HK$23,719,000). The notes were issued by Gain Silver Finance Limited, an indirect subsidiary of Kerry Group Limited, on 25 August 2006. They bear a coupon interest of 6.375% and will mature in 2016. The Group has designated the notes as available-for-sale financial asset. The fair values of the notes were HK$23,648,000 as at 30 June 2009 (31 December 2008: Nil).

16. Approval of the interim financial statements

These interim financial statements were approved by the Board of Directors on 14 September 2009.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF SCMP GROUP LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 1 to 16, which comprises the condensed consolidated balance sheet of SCMP Group Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2009 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 14 September 2009

Management Discussion and Analysis

Operating Results of the Group

The Group's consolidated operating results for the six months ended 30 June 2009 and 2008 were as follows:

	For the six months ended 30 June		
(HK$ millions, except per share amounts)	**2009**	2008	% Change
Continuing operations:			
Revenue	**336.5**	544.7	(38)
Staff costs	**(160.1)**	(189.2)	(15)
Production costs	**(68.8)**	(77.0)	(11)
Rental and utilities	**(21.3)**	(20.5)	4
Advertising and promotions	**(14.4)**	(16.7)	(14)
Other operating expenses	**(55.2)**	(74.1)	(26)
Operating costs before depreciation and amortisation	**(319.8)**	(377.5)	(15)
Depreciation and amortisation	**(27.3)**	(26.9)	1
Operating (loss)/profit from principal activities	**(10.6)**	140.3	*
Other income	**2.1**	2.6	(19)
Operating (loss)/profit	**(8.5)**	142.9	*
Net interest income	**0.2**	0.8	(75)
Share of (losses)/profits of associates	**(0.8)**	0.4	*
Taxation	**(1.4)**	(17.3)	(92)
(Loss)/profit from continuing operations	**(10.5)**	126.8	*
Discontinued operations:			
Net gain from discontinued operations	**–**	3.6	(100)
(Loss)/profit for the period	**(10.5)**	130.4	*
Minority interests	**(4.4)**	(5.9)	(25)
(Loss)/profit attributable to shareholders	**(14.9)**	124.5	*
(Loss)/earnings per share (HK cents)	**(1.0)**	8.0	*

* *Represents a decrease in excess of 100%*

Loss attributable to shareholders for the first half of 2009 was $14.9 million, compared with a profit of $124.5 million in the same period last year. The Group's businesses were seriously affected by the severe impact of the global financial crisis on business operation resulting in a significant drop in the Group's revenues.

Revenue

The consolidated revenue for the six months ended 30 June 2009 and 2008 by business segment and for the Group were as follows:

(HK$ millions)	**2009**	2008	% Change
Newspaper publishing	**264.2**	459.7	(43)
Magazine publishing	**60.6**	67.4	(10)
Property	**11.6**	13.8	(16)
Book publishing and others	**0.1**	3.8	(97)
Total revenue from continuing operations	**336.5**	544.7	(38)

Operating Costs and Expenses

Operating costs and expenses for the six months ended 30 June 2009 and 2008 were as follows:

(HK$ millions)	**2009**	2008	% Change
Continuing operations			
Staff costs	**160.1**	189.2	(15)
Production costs	**68.8**	77.0	(11)
Rental and utilities	**21.3**	20.5	4
Advertising and promotions	**14.4**	16.7	(14)
Other operating expenses	**55.2**	74.1	(26)
Depreciation and amortisation	**27.3**	26.9	1
Total operating costs and expenses	**347.1**	404.4	(14)

As part of the efficiency improvement programs, staff costs decreased 15% or $29.1 million due to lower salary payment and bonus provision. Average headcount for the period dropped 10% as compared to last year as a result of disposal or suspension of non-core businesses and staff retrenchment. Production costs decreased 11% resulting from lower newsprint consumption and the suspension of the book publishing business last year. The drop in newsprint consumption was partly offset by higher newsprint cost. Average 45gsm newsprint cost rose from US$604 per metric ton in 1H08 to US$823 per metric ton in 1H09. Market price of newsprint began to drop since the last quarter of 2008 and the latest order price of 45gsm newsprint is US$473 per metric ton. Other operating expenses were generally lower than last year, reduced by 26% or $18.9 million, mainly because of various cost saving initiatives driven by management.

EBITDA and Operating Profit

Earnings before interest, tax, depreciation and amortisation (EBITDA) and operating (loss)/profit for the six months ended 30 June 2009 and 2008 by business segment and for the Group were as follows:

(HK$ millions)	Contribution to EBITDA 2009	2008	% Change	Contribution to operating (loss)/profit 2009	2008	% Change
Newspaper publishing	**4.0**	144.0	(97)	**(20.5)**	120.4	*
Magazine publishing	**3.9**	11.7	(67)	**3.3**	11.1	(70)
Property	**8.8**	11.2	(21)	**8.8**	10.8	(19)
Book publishing and others	**–**	0.3	(100)	**(0.1)**	0.6	*
Total from continuing operations	**16.7**	167.2	(90)	**(8.5)**	142.9	*

* *Represents a decrease in excess of 100%*

Financial Review by Business

Newspaper Publishing

(HK$ millions)	For the six months ended 30 June 2009	2008	% Change
Revenue	**264.2**	459.7	(43)
EBITDA	**4.0**	144.0	(97)
Operating (loss)/profit	**(20.5)**	120.4	*
Net (loss)/profit attributable to shareholders	**(17.7)**	105.8	*
EBITDA margin	**2%**	31%	
Operating margin	**n/a**	26%	

* *Represents a decrease in excess of 100%*

South China Morning Post's revenue dropped 43% to $264.2 million due to significant decline in advertising sales in line with the general market trend.

Display advertising volume and yield dropped across most products. The continued weakness in Hong Kong's economy has been extremely challenging for our advertising business. Banking & finance, airlines and overseas property categories were particularly affected.

Recruitment activity remained quiet, all key sectors dropped with government and education appointments being the least affected.

Notices revenue dropped 44%, within which revenue from IPO related activities dropped 73%. There were a total of 14 IPOs listed in the first half of 2009 compared with 31 IPOs in the first half of 2008.

In response to the difficult operating environment, management had initiated various cost reduction programs to mitigate the impact of the revenue shortfall on the Group's profit and cash. We had instituted a temporary company-wide salary reduction program and a rightsizing exercise to maintain the company's viability and competitiveness. We had also achieved significant savings through using lighter weight newsprint and reducing the pagination of certain sections of the paper.

Based on the un-audited circulation figures for the first half of the year, average circulation of *South China Morning Post* and *Sunday Morning Post* dropped 6% and 7% respectively when compared to same period last year. The swine flu spread in Hong Kong has impacted the circulation in the hospitality segment in particular.

SCMP


120,000
100,000
80,000
60,000
40,000
20,000
0
103,964
104,552
104,415
102,102
106,054
103,516
107,080
102,644
100,675
1H 2H
2005
1H 2H
2006
1H 2H
2007
1H 2H
2008
1H
2009

SMP


120,000
100,000
80,000
60,000
40,000
20,000
0
81,099
81,453
80,498
80,124
80,865
81,935
81,827
80,863
75,739
1H 2H
2005
1H 2H
2006
1H 2H
2007
1H 2H
2008
1H
2009

Audited except 1H 2009

Magazine Publishing

(HK$ millions)	For the six months ended 30 June **2009**	2008	% Change
Revenue	**60.6**	67.4	(10)
EBITDA	**3.9**	11.7	(67)
Operating profit	**3.3**	11.1	(70)
Net (loss)/profit attributable to shareholders	**(3.9)**	1.0	*

* *Represents a decrease in excess of 100%*

Operating profit from the Magazine division declined in the first half of 2009, mainly due to lower advertising revenues and our continued investment in our PRC titles. While advertising sales of all titles have been affected by the difficult business environment, the women's titles in Hong Kong continued to be profitable.

Property

(HK$ millions)	For the six months ended 30 June 2009	2008	% Change
Revenue	**11.6**	13.8	(16)
EBITDA	**8.8**	11.2	(21)
Operating profit	**8.8**	10.8	(19)
Net profit attributable to shareholders	**7.6**	13.1	(42)

Profits from our property portfolio dropped due in part to the expiry of the lease for our property on Leighton Road in December 2008. The Leighton property will be occupied for our own use upon the expiry of the lease for the Somerset office in late 2009. We shall achieve significant savings in office rental expenses starting from 2010.

Liquidity and Capital Resources

The Group's main source of liquidity is recurring cash flows from the publishing business which is supplemented from time to time by banking facilities. The Group's financial position as at 30 June 2009 and 31 December 2008 were as follows:

(HK$ millions)	30 June 2009	31 December 2008	% Change
Cash and bank balances	**217.0**	272.0	(20)
Shareholders' funds	**1,902.5**	1,910.3	–
Ratios:			
Gearing	**–**	–	
Current ratio	**3.2**	2.5	

The Group's cash and bank balances are held predominantly in Hong Kong dollars and the Group has no significant exposure to foreign exchange fluctuations.

As at 30 June 2009, the Group had no gearing (after deducting bank balances and deposits). The ratio of current assets to current liabilities was 3.2 times.

The Group managed to maintain a very strong cash position and expects its cash and bank balances, cash generated from operations and funds available from external sources to be adequate to meet its working capital requirements, to finance planned capital expenditures and to pay dividends.

Operating Activities

The newspaper publishing business was the major source of the Group's cash flow from operating activities. Net cash generated from operating activities for the period was $13.1 million compared with $124.8 million for the same period last year. The lower cash inflow was caused by the drop in advertising income.

Investment Activities

Net cash outflow from investing activities for the period was $36.9 million compared with an inflow of $4.7 million for the same period in 2008. The major cash outflow items for this period include investments in corporate bonds of $23.7 million to improve returns on our capital and capital expenditure of $18.8 million, which was spent mainly on the office relocation project during the period.

Financing Activities

Net cash used in financing activities for the period was for payment of the 2008 final dividend.

Outlook

Signs of significant recovery are still not obvious in the second half of the year. Initial feedback from advertisers suggests that they are still cautious about their spending. Our sales team will seek new revenue streams through tactical campaigns and response driven advertising. On the recruitment side, we believe that hiring activities should pick up in the second half of the year. We also expect more IPOs due to strong investor interests in recent IPOs for companies from the Mainland.

The Group will continue to explore new revenues drivers and growth opportunities. Efficiency improvement programs will continue to reduce operating expenses for the Group. With aggressive cash collection practice and proactive working capital management, the Group is confident to maintain its strong cash position.

Staff

As at 30 June 2009, the Group had 885 employees compared with 943 as at 31 December 2008. Salaries of employees are maintained at competitive levels while discretionary bonuses are granted based on individual and business performance. Other employee benefits include provident fund, medical insurance and share option scheme.

Interim Dividend

The Directors have resolved not to declare any interim dividend for the six months ended 30 June 2009 (2008: HK6 cents per share).

Directors

The Directors of the Company during the six months ended 30 June 2009 and up to the date of this report were:

Non-executive Directors
Dr. David J. Pang (Chairman)
Mr. Roberto V. Ongpin (Deputy Chairman)
Tan Sri Dr. Khoo Kay Peng
Mr. Kuok Khoon Ean

Independent Non-executive Directors
The Hon. Ronald J. Arculli
Mr. Peter Lee Ting Chang
Dr. The Hon. Sir David Li Kwok Po
Mr. Wong Kai Man

Executive Director
Ms. Kuok Hui Kwong (Managing Director and Chief Executive Officer)

Board of Directors

Dr. David J. Pang
Chairman
Dr. Pang was appointed a Non-executive Director of the Company in December 2007 and became the Non-executive Chairman in January 2009. He has been a director of Kerry Holdings Limited, a substantial shareholder of the Company, since 15 March 2007. Dr. Pang also serves on the board of Visa Inc. (listed on the New York stock exchange). He previously held senior global business management positions with multinational corporations and taught at universities in North America and Asia. Dr. Pang served as Chief Executive Officer of Airport Authority Hong Kong from January 2001 to February 2007 after a successful career with the conglomerate E.I. DuPont, where he was Corporate Vice President in charge of DuPont worldwide nonwovens business and Chairman, DuPont Greater China. During his career with DuPont, Dr. Pang held a number of progressively senior positions across various DuPont businesses and with responsibilities spanning the Asia Pacific, North America, Europe and South America since 1980.

Mr. Roberto V. Ongpin
Deputy Chairman
Mr. Ongpin was appointed as the Deputy Chairman of the Company in October 1993. He is a Non-executive Director of Shangri-La Asia Limited, listed on The Stock Exchange of Hong Kong Limited. He is also the Chairman of PhilWeb Corporation and ISM Communications Corporation, Vice Chairman of Philex Mining Corporation and Director of San Miguel Corporation, Petron Corporation and Araneta Properties Inc., all of which are listed companies on the Philippine Stock Exchange, Inc. He is also a Director of Forum Energy PLC, a listed company on the London Stock Exchange. In addition, he is also Chairman of the following companies: Eastern Telecommunications Philippines, Inc. (ETPI), Alphaland Corporation and Developing Countries Investment Corp. He was a director of E2-Capital (Holdings) Limited, listed on The Stock Exchange of Hong Kong Limited, until June 2008. Prior to 1979, Mr. Ongpin was the Chairman and Managing Partner of the SGV Group, the largest accounting and consulting firm in Asia. He was the Minister of Trade and Industry of the Republic of the Philippines from 1979 to 1986. He has an MBA from Harvard University and is a Certified Public Accountant (Philippines).

The Hon. Ronald J. Arculli
GBS, CVO, OBE, JP
Mr. Arculli is the Independent Non-executive Chairman of Hong Kong Exchanges and Clearing Limited (listed in Hong Kong). He was the Chairman of The Hong Kong Jockey Club from 2002 to August 2006. Mr. Arculli is a practising solicitor and was an elected member of the Legislative Council until the end of the legislative session at the end of June 2000. He had served on the Legislative Council and the Provisional Legislative Council since 1988, representing the Real Estate and Construction functional constituency since 1991. Mr. Arculli has served, and continues to serve, on numerous Government committees and advisory bodies including Committee on the Review of Post-service Outside Work for Directorate Civil Servants and West Kowloon Cultural District Authority. He is currently a Member of the Executive Council of Hong Kong. Mr. Arculli is an independent non-executive director of Hang Lung Properties Limited and a non-executive director of HKR International Limited, Hongkong Electric Holdings Limited, Hutchison Harbour Ring Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited (all listed in Hong Kong). He was an independent non-executive director of Shanghai Century Acquisition Corporation (listed on the American stock exchange). During the period, Mr. Arculli resigned as an independent non-executive director of The Hong Kong Mortgage Corporation Limited.

Tan Sri Dr. Khoo Kay Peng
Tan Sri Dr. Khoo is the Chairman and Chief Executive of The MUI Group, which is a business corporation with diversified operations in the Asia Pacific, the United States of America ("USA") and the United Kingdom. He is the Chairman and Chief Executive of Malayan United Industries Berhad and MUI Properties Berhad (both listed in Kuala Lumpur). Dr. Khoo is also the Chairman of Laura Ashley Holdings plc (listed in London), Corus Hotels Limited (previously listed in London) and Morning Star Resources Limited (listed in Hong Kong). He is also a director of Pan Malaysian Industries Berhad (listed in Kuala Lumpur) and The Bank of East Asia, Limited (listed in Hong Kong). Dr. Khoo is a trustee of the Regent University, Virginia, USA and a board member of Northwest University, Seattle, USA. He also serves as a Council Member of the Malaysian-British Business Council, the Malaysia-China Business Council and the Asia Business Council.

Ms. Kuok Hui Kwong
Managing Director and Chief Executive Officer
Ms. Kuok was appointed an Executive Director of SCMP Group in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. She is also a board director of The Post Publishing Public Company Limited (publisher of the *Bangkok Post* and listed in Thailand). Prior to joining SCMP Group in October 2003, Ms. Kuok worked as an analyst in the investment banking unit of JP Morgan. Ms. Kuok received her undergraduate degree from Harvard University. She is the sister of Mr. Kuok Khoon Ean, a director of the Company.

Mr. Kuok Khoon Ean
Mr. Kuok was appointed Chairman of the Company in January 1998 and became an Executive Director in January 2000 and assumed the role of Executive Chairman in August 2000 until his re-designation as Non-executive Director in January 2009. He is a director of Kerry Group Limited, the ultimate holding company of the Company, and Kerry Holdings Limited, a substantial shareholder of the Company. Mr. Kuok is Chairman of Shangri-La Asia Limited (listed in Hong Kong and Singapore). He is also a director of The Post Publishing Public Company Limited and Wilmar International Limited, listed in Thailand and Singapore, respectively. Mr. Kuok is also an independent non-executive director of The Bank of East Asia, Limited (listed in Hong Kong). He is a graduate in Economics from Nottingham University, UK. Mr. Kuok is the brother of Ms. Kuok Hui Kwong, the Managing Director and Chief Executive Officer of the Company. During the period, Mr. Kuok was appointed a director of Shangri-La Hotel Public Company Limited (listed in Thailand).

Mr. Peter Lee Ting Chang

JP

Mr. Lee is Chairman of Hysan Development Company Limited and a non-executive director of Cathay Pacific Airways Limited, CLP Holdings Limited and Hang Seng Bank Limited (all listed in Hong Kong). He is also a director of a number of other companies. He is a Vice President of the Real Estate Developers Association of Hong Kong. Mr. Lee is a graduate in Civil Engineering from the University of Manchester and also qualified as a Solicitor of the Supreme Court of England and Wales. During the period, Mr. Lee resigned as a director of Maersk China Limited.

Dr. The Hon. Sir David Li Kwok Po

GBM, GBS, OBE, MA Cantab. (Economics & Law), Hon. DSc. (Imperial), Hon. DBA (Napier), Hon. D.Hum.Litt. (Trinity, USA), Hon. DSocSc (Lingnan), Hon. LLD (Hong Kong), Hon. LLD (Warwick), Hon. LLD (Cantab), FCA, FCPA, FCPA (Aust.), FCIB, FHKIB, FBCS, CITP, FCIArb, JP, Officier de L'Ordre de la Couronne, Grand Officer of the Order of the Star of Italian Solidarity, The Order of the Rising Sun, Gold Rays with Neck Ribbon, Officier de la Legion d'Honneur

Sir David is Chairman and Chief Executive of The Bank of East Asia, Limited (listed in Hong Kong) and a director of numerous other companies in Hong Kong and overseas. Sir David is a Member of the Legislative Council of Hong Kong. He is the Chairman of The Chinese Banks' Association, Limited and the Hong Kong Management Association. He is also a member of the Banking Advisory Committee and the Council of the Treasury Markets Association. Sir David is an independent director of China Overseas Land & Investment Limited, COSCO Pacific Limited, Guangdong Investment Limited, The Hong Kong and China Gas Company Limited, The Hongkong and Shanghai Hotels, Limited, PCCW Limited, San Miguel Brewery Hong Kong Limited and Vitasoy International Holdings Limited (all listed in Hong Kong). He is a director of AFFIN Holdings Berhad and Criteria CaixaCorp, S.A., listed in Malaysia and Spain, respectively. Sir David was an independent director of AviChina Industry & Technology Company Limited and China Merchants China Direct Investments Limited (both listed in Hong Kong) and a director of Dow Jones & Company, Inc. (listed on the New York stock exchange). He was a Member of the Executive Council of Hong Kong.

Mr. Wong Kai Man

BBS, JP

Mr. Wong is an accountant with 32 years of audit, initial public offer and computer audit experience. He was a member of the Growth Enterprise Market Listing Committee of The Stock Exchange of Hong Kong Limited from 1999 to 2003. He retired as an audit partner from PricewaterhouseCoopers, Hong Kong on 30 June 2005 and is currently the director of two charity foundations: Victor and William Fung Foundation Ltd. and Li & Fung (1906) Foundation Limited, and an Honorary Associate Professor of the School of Business of the University of Hong Kong. He is currently an independent non-executive director of China Construction Bank Corporation (listed in Hong Kong and Shanghai), Shangri-La Asia Limited (listed in Hong Kong and Singapore) and SUNeVision Holdings Ltd. (listed in Hong Kong). In addition, he serves in a number of government committees and the board of certain non-government organisations. Mr. Wong obtained his Bachelor of Science in Physics from the University of Hong Kong and Master of Business Administration from the Chinese University of Hong Kong, and is a fellow of the Association of Chartered Certified Accountants, United Kingdom and a fellow of the Hong Kong Institute of Certified Public Accountants. During the period, Mr. Wong was appointed a non-executive director of the Securities and Futures Commission.

Corporate Executives

Ms. Kuok Hui Kwong
Managing Director and Chief Executive Officer, SCMP Group Limited
Ms. Kuok was appointed an Executive Director of SCMP Group in February 2004 and became the Managing Director and Chief Executive Officer in January 2009. She is responsible for overseeing the management of the Group's businesses and operations. She is also a board director of The Post Publishing Public Company Limited (publisher of the *Bangkok Post* in Thailand). Prior to joining SCMP Group in October 2003, Ms. Kuok worked as an analyst in the investment banking unit of JP Morgan. Ms. Kuok received her undergraduate degree from Harvard University.

Mr. Ponch Poon
Chief Financial Officer, SCMP Group Limited
Mr. Poon is responsible for financial planning, business strategy, risk management, compliance, management reporting and investor relations. Mr. Poon joined the Group in September 2008 with over 20 years of financial management experience in Hong Kong, Mainland China and Canada. He has held senior financial management roles including Regional CFO of Asia for several multinational companies. Mr. Poon is a graduate of Canada's Simon Fraser University with a double major degree in Business Administration and Computer Science. He is also a member of the Association of Certified Management Accountants.

Mr. Reginald Chua
Editor-in-Chief
Mr. Chua is responsible for the editorial direction and newsroom operations of the century-old, award-winning news media company based in Hong Kong. He graduated with a Master's in Journalism from Columbia University and a Bachelor's in Mathematics from the University of Chicago. Prior to joining the SCMP Group in July 2009, Mr. Chua worked at *The Wall Street Journal*, based in New York, and at the *Journal*'s Hong Kong-based Asian edition, as well as at Singapore's *Straits Times* and Reuters in Singapore; he was also a television and radio journalist at the then-Singapore Broadcasting Corp. Mr. Chua has taught undergraduate- and graduate-level journalism classes at Hong Kong University, Nanyang Technological University in Singapore, and New York University. He also created a fellowship that sends promising journalists from Asia to NYU's Business and Economic Reporting program each year.

Directors' Interests in Shares, Underlying Shares and Debentures

As at 30 June 2009, the Directors of the Company had the following interests or short positions in shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"):

(i) Company

Name of Director	Capacity/Nature of interests	Number of ordinary shares held	Approximate % of issued share capital
Mr. Kuok Khoon Ean	Corporate	340,000[1]	0.02%[5]
Dr. The Hon. Sir David Li Kwok Po	Personal	4,778,000	0.31%[5]

(ii) Associated Corporations

Name of Associated Corporation	Name of Director	Capacity/Nature of interests	Number of ordinary shares held	Number of underlying ordinary shares held under equity derivatives	Total	Approximate % of issued share capital
Kerry Group Limited	Mr. Kuok Khoon Ean	Corporate	51,973,807[1]	–	51,973,807	3.40%[6]
	Ms. Kuok Hui Kwong	Family/Other	23,899,988[2]	–	23,899,988	1.56%[6]
Kerry Properties Limited	Mr. Kuok Khoon Ean	Corporate	1,283,082[1]	–	1,283,082	0.09%[7]
	Ms. Kuok Hui Kwong	Family/Other	1,252,048[3]	400,000[4]	1,652,048	0.12%[7]

Notes:

1. This represents deemed corporate interests held by Mr. Kuok Khoon Ean through Allerlon Limited, which is wholly owned by Mr. Kuok and his spouse.
2. This includes 1,000,000 shares held by the spouse of Ms. Kuok Hui Kwong and 22,899,988 shares held by Ms. Kuok through a discretionary trust of which she is a contingent beneficiary.
3. This represents interests held by Ms. Kuok Hui Kwong through a discretionary trust of which she is a contingent beneficiary.
4. This represents interests in share options held by the spouse of Ms. Kuok Hui Kwong to subscribe for the relevant underlying ordinary shares of Kerry Properties Limited, details of which are set out in the section headed "Directors' Rights to Acquire Shares or Debentures" below.
5. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2009.
6. Approximate percentage calculated based on the 1,527,684,428 ordinary shares of Kerry Group Limited in issue as at 30 June 2009.
7. Approximate percentage calculated based on the 1,427,699,759 ordinary shares of Kerry Properties Limited in issue as at 30 June 2009.

All the interests stated above represent long positions in the shares of the Company or its associated corporations.

Apart from the aforesaid, as at 30 June 2009, none of the Directors of the Company had any interest or short position in any shares, underlying shares or debentures of the Company or any associated corporations (within the meaning of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Directors' Rights to Acquire Shares or Debentures

(i) Company

None of the Directors (including their spouses and children under 18 years of age) had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company during the six months ended 30 June 2009.

(ii) Associated Corporation

The spouse of Ms. Kuok Hui Kwong was granted share options ("KPL Options") to subscribe for shares in Kerry Properties Limited, an associated corporation of the Company (within the meaning of the SFO), during the six months ended 30 June 2009. Details are set out as follows:

Date of grant	Number of KPL Options held as at 01/01/2009	Number of KPL Options granted during the period	Number of KPL Options held as at 30/06/2009	Exercise price/share HK$	Exercise period
02/04/2008	300,000	–	300,000	47.70	Tranche I (75,000) – 02/04/2009 – 01/04/2018
					Tranche II (75,000) – 02/04/2010 – 01/04/2018
					Tranche III (150,000) – 02/04/2011 – 01/04/2018
06/02/2009	–	100,000	100,000	17.58	Tranche I (50,000) – 06/02/2010 – 05/02/2019
					Tranche II (50,000) – 06/02/2011 – 05/02/2019
	300,000	100,000	400,000		

Save as stated above, none of the Directors (including their spouses and children under 18 years of age) had been granted any rights to subscribe for shares or debentures of any of the associated corporations of the Company (within the meaning of the SFO) and had not exercised any such rights during the six months ended 30 June 2009.

Substantial Interests in Share Capital

As at 30 June 2009, the following persons (other than the Directors of the Company) had interests or short positions in the shares and underlying shares of the Company representing 5% or more of the voting power at any general meeting of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Name	Capacity/ Nature of interests	Number of ordinary shares held	Long position/ Short position	Approximate % of issued share capital[9]
Kerry Group Limited	Interest of controlled corporations	1,155,061,308[1]	Long position	74.00%
Kerry Holdings Limited	Interest of controlled corporations	1,155,061,308[2]	Long position	74.00%
Kerry 1989 (C.I.) Limited	Interest of controlled corporations	1,078,717,308[3]	Long position	69.11%
Kerry Media Limited	Beneficial owner	1,078,717,308[4]	Long position	69.11%
Silchester International Investors Limited[5]	Investment manager	219,485,000[6]	Long position	14.06%
Silchester International Investors International Value Equity Trust	Beneficial owner	114,331,634[7,8]	Long position	7.32%
The Bank of East Asia, Limited	Beneficial owner	77,194,595	Long position	4.95%
	Investment manager	1,341,710	Long position	0.09%
	Beneficial owner	75,000,000	Short position	4.80%
JPMorgan Chase & Co.	Beneficial owner	75,000,000	Long position	4.80%
	Investment manager	3,048,000	Long position	0.20%
	Beneficial owner	75,000,000	Short position	4.80%

Notes:

1. The interests in the 1,155,061,308 shares held by Kerry Group Limited comprise both the interests in 930,061,308 shares and the interests in 225,000,000 shares from equity derivatives.
2. The interests in the 1,155,061,308 shares held by Kerry Holdings Limited are duplicated in the interests reported above for Kerry Group Limited.
3. The interests in the 1,078,717,308 shares held by Kerry 1989 (C.I.) Limited are duplicated in the respective interests reported above for Kerry Group Limited and Kerry Holdings Limited.
4. The interests in the 1,078,717,308 shares held by Kerry Media Limited are duplicated in the respective interests reported above for Kerry Group Limited, Kerry Holdings Limited and Kerry 1989 (C.I.) Limited.
5. Investment manager acting on behalf of clients and not connected with the Company.
6. The Company has been notified informally that as at 30 June 2009, Silchester International Investors Limited was interested in 220,985,000 shares (representing approximately 14.16% of the Company's issued share capital) and this increase in shareholding was not required to be disclosed under Part XV of the SFO.
7. The Company has been notified informally that as at 30 June 2009, Silchester International Investors International Value Equity Trust was interested in 110,483,634 shares (representing approximately 7.08% of the Company's issued share capital) and this decrease in shareholding was not required to be disclosed under Part XV of the SFO.
8. The interests held by Silchester International Investors International Value Equity Trust are duplicated in the interests reported above for Silchester International Investors Limited.
9. Approximate percentage calculated based on the 1,560,945,596 ordinary shares of the Company in issue as at 30 June 2009.

Save as stated above, as at 30 June 2009, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept under Section 336 of the SFO.

Share Option Scheme

The Company has a share option scheme (the "Scheme") which was approved at the annual general meeting of the Company held on 25 May 2006. Under the Scheme, the Board of Directors of the Company may grant options to subscribe for shares of the Company to any full-time employee or Executive Director of the Company or any of its subsidiaries.

During the six months ended 30 June 2009, no share option was granted, exercised, cancelled or lapsed under the Scheme. No share option was outstanding under the Scheme as at 30 June 2009.

Purchase, Sale or Redemption of the Company's Shares

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the six months ended 30 June 2009.

Corporate Governance

The Board of Directors (the "Board") and management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has put in place sound corporate governance practices to ensure it adheres to the highest ethical and business standards. The key test of corporate governance practices is if they align the interests of management with those of shareholders to adequately protect and promote shareholders' interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations.

The corporate governance principles adopted by the Group during the six months ended 30 June 2009 are in line with the corporate governance statement as set out in the Company's 2008 Annual Report. During the period, the Group's corporate governance practices have complied with all the code provisions of the Code on Corporate Governance Practices ("Stock Exchange Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"). The Group also adheres to the recommended best practices of the Stock Exchange Code insofar as they are relevant and practicable.

Code for Securities Transactions by Directors

The Board of Directors of the Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the code for securities transactions by Directors of the Company. All Directors of the Company have confirmed their compliance with the required standard set out in the Model Code during the period from 1 January 2009 to 30 June 2009.

Audit Committee

The Company established an Audit Committee in 1998 with written terms of reference. The Audit Committee currently comprises four Independent Non-executive Directors, namely Dr. The Hon. Sir David Li Kwok Po, The Hon. Ronald J. Arculli, Mr. Peter Lee Ting Chang and Mr. Wong Kai Man. With effect from 24 August 2009, Dr. The Hon. Sir David Li Kwok Po was appointed the chairman of the Audit Committee in place of Mr. Peter Lee Ting Chang who stepped down and remains a member of the Committee. The Audit Committee met once in the first six months of 2009. The Audit Committee has reviewed the Group's unaudited interim results for the six months ended 30 June 2009.

Remuneration Committee

The Company established a Remuneration Committee in 2000 with written terms of reference. The Remuneration Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and a Non-executive Director, Mr. Kuok Khoon Ean.

Nomination Committee

The Company established a Nomination Committee in 2005 with written terms of reference. The Nomination Committee currently comprises two Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang and The Hon. Ronald J. Arculli, and the Non-executive Chairman, Dr. David J. Pang.

On behalf of the Board
David J. Pang
Chairman

Hong Kong, 14 September 2009

2009
中期報告

SCMP集團有限公司

股份代號：583

中期業績

SCMP集團有限公司(「本公司」)董事會謹此宣佈本公司及其集團公司(「本集團」)截至二零零九年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱,並經由本公司之審核委員會審閱。此核數師審閱報告載列於第17頁。

簡明綜合資產負債表

	附註	(未經審核) 二零零九年 六月三十日 港幣千元	(經審核) 二零零八年 十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備	3	**507,594**	502,580
投資物業	4	**873,100**	986,100
土地租金	5	**114,186**	13,969
無形資產		**23,937**	24,729
聯營公司之權益		**49,099**	53,334
可供出售之金融資產		**165,366**	105,074
界定利益計劃之資產		**56,868**	60,104
		1,790,150	1,745,890
流動資產			
存貨		**27,335**	38,904
應收款項	6	**117,578**	187,428
預付費用、按金及其他應收賬款		**13,435**	23,411
現金及銀行結餘		**216,957**	272,015
		375,305	521,758
總資產		**2,165,455**	2,267,648
權益			
資本及儲備			
股本	7	**156,095**	156,095
儲備		**1,746,364**	1,722,944
擬派股息		**–**	31,219
		1,746,364	1,754,163
股東資金		**1,902,459**	1,910,258
少數股東權益		**24,536**	20,114
總權益		**1,926,995**	1,930,372
負債			
非流動負債			
遞延所得稅負債		**122,865**	125,861
		122,865	125,861
流動負債			
應付款項及應計負債	8	**94,119**	142,466
預收訂閱費		**15,368**	24,550
現期所得稅負債		**6,108**	44,399
		115,595	211,415
總負債		**238,460**	337,276
總權益及負債		**2,165,455**	2,267,648
流動資產淨值		**259,710**	310,343
總資產減流動負債		**2,049,860**	2,056,233

第5頁至第16頁之附註為簡明綜合中期財務報表之一部分。

簡明綜合全面收益表

	附註	(未經審核) 截至六月三十日止六個月 二零零九年 港幣千元	 二零零八年 港幣千元
持續經營業務			
收益	2	**336,529**	544,721
其他收入		**2,111**	2,558
員工成本		**(160,060)**	(189,217)
生產原料成本		**(68,800)**	(76,985)
租金及設施		**(21,341)**	(20,453)
折舊及攤銷		**(27,328)**	(26,890)
廣告及宣傳		**(14,416)**	(16,722)
其他經營開支		**(55,176)**	(74,147)
持續經營業務之經營(虧損)╱盈利		**(8,481)**	142,865
應佔聯營公司(虧損)╱盈利		**(836)**	428
淨利息收入	10	**281**	841
除所得稅前(虧損)╱盈利		**(9,036)**	144,134
所得稅開支	11	**(1,422)**	(17,322)
期內持續經營業務(虧損)╱盈利		**(10,458)**	126,812
已終止經營業務			
期內已終止經營業務盈利	12	**–**	3,616
期內(虧損)╱盈利		**(10,458)**	130,428
其他全面收入			
將租賃土地重新分類為投資物業所產生之公平值收益		**–**	8,436
可供出售金融資產之公平值收益╱(虧損)		**36,410**	(79,947)
外匯折算差異		**1,890**	(559)
有關其他全面收入之所得稅		**–**	(1,351)
期內其他全面收入(除稅後)		**38,300**	(73,421)
期內全面收入總額		**27,842**	57,007
應佔(虧損)╱盈利：			
本公司權益持有人		**(14,880)**	124,542
少數股東權益		**4,422**	5,886
		(10,458)	130,428
應佔全面收入總額：			
本公司權益持有人		**23,420**	51,121
少數股東權益		**4,422**	5,886
		27,842	57,007
每股(虧損)╱盈利	13		
基本及攤薄			
持續經營業務		**(0.95)港仙**	7.75港仙
已終止經營業務		**–**	0.23港仙
		(0.95)港仙	7.98港仙

股息詳情載於簡明綜合中期財務報表附註14。

第5頁至第16頁之附註為簡明綜合中期財務報表之一部分。

簡明綜合權益變動表

截至二零零九年六月三十日止六個月

	（未經審核）								
	股東應佔								
	股本及股份溢價 港幣千元	繳入盈餘 港幣千元	投資重估儲備 港幣千元	資產重估儲備 港幣千元	匯兌儲備 港幣千元	保留盈利 港幣千元	股東資金總額 港幣千元	少數股東權益 港幣千元	權益總額 港幣千元
於二零零九年一月一日結餘	**197,066**	**865,672**	**37,301**	**10,709**	**(29,487)**	**828,997**	**1,910,258**	**20,114**	**1,930,372**
期內權益變動									
股息（附註14）	**–**	**–**	**–**	**–**	**–**	**(31,219)**	**(31,219)**	**–**	**(31,219)**
期內全面收入總額	**–**	**–**	**36,410**	**–**	**1,890**	**(14,880)**	**23,420**	**4,422**	**27,842**
於二零零九年六月三十日結餘	**197,066**	**865,672**	**73,711**	**10,709**	**(27,597)**	**782,898**	**1,902,459**	**24,536**	**1,926,995**
於二零零八年一月一日結餘	197,066	865,672	225,723	3,624	(26,438)	905,981	2,171,628	16,567	2,188,195
期內權益變動									
股息（附註14）	–	–	–	–	–	(156,095)	(156,095)	–	(156,095)
期內全面收入總額	–	–	(79,947)	7,085	(559)	124,542	51,121	5,886	57,007
於二零零八年六月三十日結餘	197,066	865,672	145,776	10,709	(26,997)	874,428	2,066,654	22,453	2,089,107

第5頁至第16頁之附註為簡明綜合中期財務報表之一部分。

簡明綜合現金流量表

	（未經審核）截至六月三十日止六個月	
	二零零九年	二零零八年
	港幣千元	港幣千元
營運活動之現金流量		
營運產生之現金	**55,807**	141,006
已付香港利得稅	**(42,577)**	(16,056)
已付海外稅項	**(132)**	(169)
營運活動產生之淨現金	**13,098**	124,781
投資活動（所用）／產生之淨現金	**(36,937)**	4,692
融資活動之現金流量		
已付股息	**(31,219)**	(156,095)
已付利息	**—**	(626)
融資活動所用之淨現金	**(31,219)**	(156,721)
現金及現金等值之淨減少	**(55,058)**	(27,248)
於一月一日之現金及現金等值	**272,015**	238,513
於六月三十日之現金及現金等值	**216,957**	211,265
現金及現金等值分析：		
現金及銀行結餘	**216,957**	227,416
銀行透支	**—**	(16,151)
	216,957	211,265

第5頁至第16頁之附註為簡明綜合中期財務報表之一部分。

簡明綜合中期財務報表附註

1. 編製基準及會計政策

本集團之未經審核簡明綜合中期財務報表（「中期財務報表」）乃根據香港會計師公會頒佈之香港會計準則第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六之規定而編製。

該等中期財務報表應與根據香港財務報告準則編製截至二零零八年十二月三十一日止年度之全年財務報表一併閱讀。

編製此中期財務報表所採用之會計政策及計算方法與編製截至二零零八年十二月三十一日止年度之全年財務報表所採用者一致。

香港會計師公會已頒佈多項新增／經修訂之會計準則及詮釋，並於二零零九年一月一日或之後開始之會計期間生效，包括下列與編製中期財務報表相關之準則及詮釋：

香港會計準則第1號（經修訂）：財務報表之呈列

香港會計準則第1號（經修訂）禁止於權益變動表內呈列收入及開支項目（即「非股東的權益變動」），規定「非股東的權益變動」須與股東的權益變動分開呈列。所有「非股東的權益變動」須於一份業績報表中呈列。

企業可選擇呈列一份業績報表（全面收益表）或呈列兩份報表（收益表及全面收益表）。

本集團選擇呈列單一份全面收益表。中期財務報表乃按照經修訂之披露規定而編製。

香港財務報告準則第8號：營運分部

香港財務報告準則第8號替代香港會計準則第14號「分部報告」。此準則規定須以「管理方法」將分部資料按內部報告所使用之相同基準呈列。其導致所呈列之報告分部出現變動，以往呈列之報章、雜誌及其他刊物之報告分部已分拆為報章分部及雜誌分部。

營運分部之呈列方式與提供予主要經營決策者之內部報告一致。本集團以董事總經理及行政總裁為主要經營決策者。

1. 編製基準及會計政策（續）

香港財務報告準則第7號：「金融工具：披露」

香港財務報告準則第7號之修訂增加對於公平值計量之披露規定，並加強有關流動資金風險披露之現有原則。修訂對公平值計量披露引入三級架構，並規定須就該架構下最底層之金融工具作出若干特定之量化披露。此修訂同時規定企業就公平值計量之相關可靠性提供額外披露資料。該等披露將有助改善企業間有關公平值計量的影響之可比較性。此外，此修訂澄清並提高披露流動資金風險的現有規定，主要要求就衍生及非衍生金融負債分別進行流動資金風險分析。本集團將就截至二零零九年十二月三十一日止年度之財務報表作出額外之相關披露。

香港會計師公會於二零零八年十月頒佈之香港財務報告準則之改進

香港會計師公會於二零零八年十月頒佈之香港財務報告準則之改進列出多項對香港財務報告準則之修訂，當中包括對香港會計準則第28號「於聯營公司之投資」之修訂。該修訂澄清，就減值測試而言，於聯營公司之投資被視作單一資產，而任何減值虧損均不會分配至投資內包括之特定資產，如商譽。減值撥回記錄為投資結餘之調整，以聯營公司可收回金額之增加為限。因應此修訂，本集團於減值測試時，會把每間聯營公司之投資視為單一資產。任何減值虧損或其後之回撥均不會分配至商譽。

以下新準則、準則之修訂及詮釋首次強制應用於二零零九年一月一日開始之財政年度，惟現時對本集團並無關連：

香港會計準則第23號（修訂本）「借貸成本」。

香港財務報告準則第2號（修訂本）「以股權支付」。

香港會計準則第32號（修訂本）「金融工具：呈列」。

香港（國際財務報告準則詮釋委員會）－詮釋第9號（修訂本）「重新評估內含衍生工具」及香港會計準則第39號（修訂本）「金融工具：確認及計量」。

香港（國際財務報告準則詮釋委員會）－詮釋第13號「顧客忠誠計劃」。

香港（國際財務報告準則詮釋委員會）－詮釋第15號「房地產建造協議」。

香港（國際財務報告準則詮釋委員會）－詮釋第16號「對沖海外業務淨投資」。

香港會計準則第39號（修訂本）「金融工具：確認及計量」。

2. 收益及分部資料

主要經營決策者確定為本集團董事總經理及行政總裁。彼審閱本集團之內部報告以評估表現及分配資源。管理層已根據此等報告釐定營運分部。

本集團之五個可報告分部為：報章、雜誌、物業、音樂出版及錄像及影片後期製作。報章分部從事出版*《南華早報》*、*《星期日南華早報》*及其他相關印刷及電子刊物。其收益主要來自廣告及報章銷售。雜誌分部從事出版多本中文雜誌及其他相關印刷及電子刊物。其收益來自廣告及雜誌銷售。物業分部在香港擁有多項商業及工業物業，其亦擁有戶外廣告牌。物業分部透過出租其物業及廣告牌獲得收益。音樂出版分部之收益來自出售音樂錄像及聲音光碟以及其音樂版權。錄像及影片後期製作分部從事為電影、電視商業廣告及企業錄像提供後期製作服務。於截至二零零八年十二月三十一日止年度，本集團已出售其於音樂出版業務以及錄像及影片後期製作業務之所有權益，因此該等業務列作已終止經營業務。

主要經營決策者根據多項標準包括未計利息、稅項、折舊及攤銷之盈利(EBITDA)及除稅後損益衡量營運分部之表現。本集團認為，除稅後損益之計量原則與計量本集團之財務報表之相應金額最為一致。因此，除稅後損益用作報告分部之損益。

營運分部之會計政策與重大會計政策概要所述者相同，惟下列除外：(i)於聯營公司損益之權益根據分部損益所收或應收之股息入賬，而該等權益於本集團之綜合財務報表以權益法入賬，(ii)於聯營公司之投資於分部資產按成本減累計減值虧損計量，而該等投資於本集團之綜合財務報表按權益法入賬及(iii)雜誌之分部資產包括一項按可收回金額計量之出版產權。因為該出版產權乃由本集團內部產生，該出版產權並未於綜合財務報表確認。

本集團之可報告分部乃提供不同產品及服務之策略性業務單位。由於各業務要求不同之市場推廣策略，各可報告分部乃個別管理。可報告分部之間之交易按與第三者交易之基準列賬。

營業額包括來自本集團所有可報告分部（包括報章、雜誌、物業、音樂出版以及錄像及影片後期製作分部）之收益以及對本集團之收益及損益之貢獻低於個別披露之定量起點之其他分部收益。截至二零零九年及二零零八年六月三十日止六個月之營業額分別為336,529,000港元及551,886,000港元。

2. 收益及分部資料（續）

截至二零零九年及二零零八年六月三十日止六個月之分部資料如下：

(a) 可報告分部損益

	(未經審核)								
	持續經營業務					已終止經營業務			
	報章 港幣千元	雜誌 港幣千元	物業 港幣千元	所有其他 港幣千元	持續經營業務總計 港幣千元	音樂出版 港幣千元	錄像及影片後期製作 港幣千元	已終止經營業務總計 港幣千元	總計 港幣千元
截至二零零九年六月三十日止六個月									
分部總收益	**264,233**	**63,466**	**11,621**	**120**	**339,440**	**–**	**–**	**–**	**339,440**
分部間之收益	**(35)**	**(2,876)**	**–**	**–**	**(2,911)**	**–**	**–**	**–**	**(2,911)**
外界客戶之收益	**264,198**	**60,590**	**11,621**	**120**	**336,529**	**–**	**–**	**–**	**336,529**
可報告分部盈利／(虧損)	**(17,734)**	**533**	**7,632**	**1,348**	**(8,221)**	**–**	**–**	**–**	**(8,221)**
截至二零零八年六月三十日止六個月									
分部總收益	459,743	70,409	14,020	3,927	548,099	1,912	5,254	7,166	555,265
分部間之收益	(80)	(3,001)	(200)	(97)	(3,378)	–	(1)	(1)	(3,379)
外界客戶之收益	459,663	67,408	13,820	3,830	544,721	1,912	5,253	7,165	551,886
可報告分部盈利	105,850	6,761	13,300	2,232	128,143	510	2,906	3,416	131,559

(b) 可報告分部資產

	報章	雜誌	物業	所有其他	持續經營業務總計	音樂出版	錄像及影片後期製作	已終止經營業務總計	總計
於二零零九年六月三十日止之可報告分部資產	**883,783**	**143,377**	**993,225**	**175,964**	**2,196,349**	**–**	**–**	**–**	**2,196,349**
於二零零八年十二月三十一日止之可報告分部資產	1,053,662	131,985	989,940	118,689	2,294,276	–	–	–	2,294,276

2. 收益及分部資料（續）

(c) 可報告分部損益之調整

	（未經審核）截至六月三十日止六個月	
	二零零九年	二零零八年
	港幣千元	港幣千元
持續經營業務：		
可報告分部（虧損）／盈利	**(9,569)**	125,911
所有其他分部盈利	**1,348**	2,232
	(8,221)	128,143
調整項目：		
根據權益會計法應佔聯營公司（虧損）／盈利	**(836)**	428
收取聯營公司股息	**(1,401)**	(1,559)
	(2,237)	(1,131)
持續經營業務（虧損）／盈利	**(10,458)**	127,012
已終止經營業務：		
可報告分部盈利	**–**	3,416
期內（虧損）／盈利	**(10,458)**	130,428

3. 物業、機器及設備

	集團（未經審核）			
	租賃樓宇 港幣千元	其他固定資產 港幣千元	在建資產 港幣千元	總計 港幣千元
於二零零九年一月一日				
成本或估值	299,411	883,594	3,892	1,186,897
累積折舊及減值虧損	(86,011)	(598,306)	—	(684,317)
於二零零九年一月一日之賬面淨值	213,400	285,288	3,892	502,580
添置	—	7,795	7,733	15,528
折舊	(3,204)	(19,902)	—	(23,106)
匯兌差異	—	(6)	—	(6)
出售	—	(2)	—	(2)
轉撥	12,600	7,830	(7,830)	12,600
於二零零九年六月三十日之賬面淨值	**222,796**	**281,003**	**3,795**	**507,594**
於二零零九年六月三十日				
成本或估值	312,011	898,332	3,795	1,214,138
累積折舊及減值虧損	(89,215)	(617,329)	—	(706,544)
於二零零九年六月三十日之賬面淨值	**222,796**	**281,003**	**3,795**	**507,594**
於二零零九年六月三十日之成本及估值分析				
成本	302,816	898,332	3,795	1,204,943
估值－一九九零年	9,195	—	—	9,195
	312,011	898,332	3,795	1,214,138

4. 投資物業

	集團	
	（未經審核） 二零零九年 港幣千元	（經審核） 二零零八年 港幣千元
於一月一日	**986,100**	1,040,100
添置	**—**	150
轉撥	**(113,000)**	27,000
公平值虧損	**—**	(81,150)
於六月三十日／於十二月三十一日	**873,100**	986,100

5. 土地租金

	集團	
	（未經審核） 二零零九年 港幣千元	（經審核） 二零零八年 港幣千元
於一月一日	**13,969**	31,588
重估	**—**	8,436
轉撥	**100,400**	(25,470)
攤銷	**(183)**	(585)
於六月三十日／於十二月三十一日	**114,186**	13,969

6. 應收款項

本集團給予其貿易客戶之平均信用期限為七日至九十日。應收款項之賬齡分析如下：

	集團			
	（未經審核） 二零零九年六月三十日		（經審核） 二零零八年十二月三十一日	
	結餘 港幣千元	**百分比 %**	結餘 港幣千元	百分比 %
現期	**52,954**	**44.3**	108,971	57.6
逾期少於三十日	**31,553**	**26.4**	12,341	6.5
逾期三十一日至六十日	**9,617**	**8.0**	40,221	21.3
逾期六十一日至九十日	**14,745**	**12.4**	20,344	10.8
逾期多於九十日	**10,649**	**8.9**	7,226	3.8
總額	**119,518**	**100.0**	189,103	100.0
減：減值撥備	**(1,940)**		(1,675)	
	117,578		187,428	

7. 股本

	公司及集團	
	（未經審核） 二零零九年 六月三十日 港幣千元	（經審核） 二零零八年 十二月三十一日 港幣千元
法定股本： 5,000,000,000股，每股面值0.10港元	**500,000**	500,000
已發行及實收股本： 1,560,945,596股（二零零八年：1,560,945,596股），每股面值0.10港元	**156,095**	156,095

8. 應付款項及應計負債

應付款項之賬齡分析如下：

	集團			
	(未經審核) 二零零九年六月三十日		(經審核) 二零零八年十二月三十一日	
	結餘 港幣千元	百分比 %	結餘 港幣千元	百分比 %
零至三十日	**12,211**	**66.9**	26,643	77.1
三十一日至六十日	**2,070**	**11.3**	4,121	11.9
六十一日至九十日	**2,689**	**14.7**	2,208	6.4
多於九十日	**1,291**	**7.1**	1,595	4.6
應付款項總額	**18,261**	**100.0**	34,567	100.0
應計負債	**75,858**		107,899	
應付款項及應計負債總額	**94,119**		142,466	

9. 資本承擔

	集團	
	(未經審核) 二零零九年 六月三十日 港幣千元	(經審核) 二零零八年 十二月三十一日 港幣千元
物業、機器及設備之資本承擔		
已訂約但未撥備	**14,175**	7,898
已批准但未訂約	**18,593**	50,518
	32,768	58,416

10. 淨利息收入

	集團 (未經審核) 截至六月三十日止六個月	
	二零零九年 港幣千元	二零零八年 港幣千元
銀行存款之利息收入	**281**	1,467
銀行貸款及透支之利息支出	**—**	(626)
	281	841

11. 所得稅開支

	集團 (未經審核) 截至六月三十日止六個月	
	二零零九年 港幣千元	二零零八年 港幣千元
現期所得稅		
香港利得稅	**4,286**	28,400
海外稅項	**132**	160
遞延所得稅		
稅率調低所產生	**–**	(8,541)
有關暫時差異所產生及撥回	**(2,996)**	(2,697)
	1,422	17,322

香港利得稅乃以期內估計應課稅盈利按16.5%（二零零八年：16.5%）稅率撥備。海外地區所得盈利之稅項乃根據期內估計應課稅盈利，按本集團經營業務所在國家之通用稅率計算。

12. 已終止經營業務

於截至二零零八年十二月三十一日止年度，本集團出售其於錄像及影片後期製作及音樂出版業務之所有權益，因此，該等業務之業績於收益表內列作已終止經營業務。已終止經營業務之業績分析如下：

	集團 (未經審核) 截至六月三十日止六個月	
	二零零九年 港幣千元	二零零八年 港幣千元
收益	**–**	7,165
其他收入	**–**	1
員工成本	**–**	(4,923)
生產原料成本	**–**	(2,705)
租金及設施	**–**	(480)
折舊及攤銷	**–**	(60)
廣告及宣傳	**–**	(21)
其他經營開支	**–**	(524)
淨利息收入	**–**	7
已終止經營業務虧損	**–**	(1,540)
出售已終止經營業務之收益	**–**	5,156
期內已終止經營業務盈利	**–**	3,616

12. 已終止經營業務（續）

已終止經營業務之現金流量如下：

	集團（未經審核）截至六月三十日止六個月	
	二零零九年	二零零八年
	港幣千元	港幣千元
營運活動所用之淨現金	**–**	(1,997)
投資活動所用之淨現金	**–**	(28)
現金及現金等值之淨減少	**–**	(2,025)

13. 每股（虧損）／盈利

每股基本及攤薄（虧損）／盈利乃根據如下所示之期內股東應佔（虧損）／盈利及期內已發行之股份1,560,945,596股（二零零八年：1,560,945,596股）計算。本公司於持續經營業務及已終止經營業務之股東應佔（虧損）／盈利分析如下：

	集團（未經審核）截至六月三十日止六個月	
	二零零九年	二零零八年
	港幣千元	港幣千元
持續經營業務	**(14,880)**	120,926
已終止經營業務	**–**	3,616
	(14,880)	124,542

於二零零九年及二零零八年六月三十日，並無尚未行使之購股權，使其持有人可認購本公司股份。

14. 股息

於二零零九年五月派發二零零八年度末期股息每股2港仙，合共31,219,000港元。於二零零八年五月派發二零零七年度末期股息每股10港仙，合共156,095,000港元。

董事會決議不宣派本期之中期股息（二零零八年：每股6港仙或93,657,000港元）。

15. 關連人士交易

於二零零八年二月十一日，Kerry Media Limited（一間於英屬維爾京群島註冊成立之公司）成為本公司之直接控股公司。Kerry Group Limited（一間於科克群島註冊成立之公司）為Kerry Media Limited之最終控股公司。於結算日，董事視Kerry Group Limited為本公司之最終控股公司。

(a) 與Kerry Group之交易

自成為本集團之控股公司後，Kerry Group Limited及其附屬公司（「Kerry Group」）與本公司之重大交易如下：

	集團 (未經審核) 截至六月三十日止六個月	
	二零零九年	二零零八年
	港幣千元	港幣千元
提供服務		
－廣告收益	**421**	909
－雜誌製作之服務費	**640**	640
	1,061	1,549

(b) 與Kerry Group進行交易之結餘

	集團	
	(未經審核)	(經審核)
	二零零九年	二零零八年
	六月三十日	十二月三十一日
	港幣千元	港幣千元
廣告服務所產生之應收賬款	**204**	132
雜誌製作服務所產生之應收賬款	**—**	636
	204	768

(c) 主要管理人員之酬金

	集團 (未經審核) 截至六月三十日止六個月	
	二零零九年	二零零八年
	港幣千元	港幣千元
薪金及其他短期僱員福利	**7,103**	9,729
退休後福利	**188**	277
解僱補償	**—**	136
	7,291	10,142

15. 關連人士交易（續）

(d) 投資於關連人士所發行之擔保票據

於二零零九年六月，本集團於第二市場以3,057,000美元（相等於23,719,000港元）購入3,000,000美元之擔保票據。該等票據由Kerry Group Limited之間接附屬公司Gain Silver Finance Limited於二零零六年八月二十五日發行，票息為6.375%，將於二零一六年到期。本集團已將票據列為可供出售之金融資產。票據於二零零九年六月三十日之公平值為23,648,000港元（二零零八年十二月三十一日：無）。

16. 中期財務報表之批准

本中期財務報表已於二零零九年九月十四日獲董事會批准。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話:(852) 2289 8888
傳真:(852) 2810 9888

中期財務資料之審閱報告
致SCMP集團有限公司董事會
（於百慕達註冊成立之有限公司）

引言

本核數師（以下簡稱「我們」）已審閱列載於第1頁至第16頁SCMP集團有限公司（「貴公司」）及其附屬公司（以下合稱「貴集團」）之中期財務資料，此中期財務資料包括於二零零九年六月三十日之簡明綜合資產負債表，與截至該日止六個月期間之簡明綜合全面收益表、簡明綜合權益變動表及簡明綜合現金流量表。香港聯合交易所有限公司主板證券上市規則規定，就中期財務資料編製的報告必須符合以上規則之相關條文及香港會計師公會頒佈之香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報中期財務資料。我們的責任是根據我們之審閱對中期財務資料作出結論，並按照委聘之條款僅向全體董事會報告。除此之外，本報告並無其他目的。我們概不就本報告之內容對任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈之香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務會計事務之人員詢問，並進行分析和其他審閱程序。由於審閱之範圍遠較按照香港審計準則進行審核之範圍為小，所以不能保證我們會注意到在審核中可能發現之所有重大事項。因此，我們不會發表審核意見。

結論

根據我們之審閱，並無察覺到任何事項使我們相信中期財務資料在各重大方面沒有按照香港會計準則第34號「中期財務報告」之規定而編製。

羅兵咸永道會計師事務所
執業會計師

香港，二零零九年九月十四日

管理層討論及分析

本集團之經營業績

本集團截至二零零九年及二零零八年六月三十日止六個月之綜合經營業績如下：

	截至六月三十日止六個月		
(百萬港元，每股金額除外)	**二零零九年**	二零零八年	變動百分比
持續經營業務：			
收益	**336.5**	544.7	(38)
員工成本	**(160.1)**	(189.2)	(15)
生產成本	**(68.8)**	(77.0)	(11)
租金及設施	**(21.3)**	(20.5)	4
廣告及宣傳	**(14.4)**	(16.7)	(14)
其他經營開支	**(55.2)**	(74.1)	(26)
未計折舊及攤銷之經營成本	**(319.8)**	(377.5)	(15)
折舊及攤銷	**(27.3)**	(26.9)	1
主要業務之經營（虧損）／盈利	**(10.6)**	140.3	*
其他收入	**2.1**	2.6	(19)
經營（虧損）／盈利	**(8.5)**	142.9	*
淨利息收入	**0.2**	0.8	(75)
應佔聯營公司（虧損）／盈利	**(0.8)**	0.4	*
稅項	**(1.4)**	(17.3)	(92)
持續經營業務（虧損）／盈利	**(10.5)**	126.8	*
已終止經營業務：			
已終止經營業務淨盈利	**–**	3.6	(100)
期內（虧損）／盈利	**(10.5)**	130.4	*
少數股東權益	**(4.4)**	(5.9)	(25)
股東應佔（虧損）／盈利	**(14.9)**	124.5	*
每股（虧損）／盈利（港仙）	**(1.0)**	8.0	*

* *表示減少超過100%*

於二零零九年上半年，股東應佔虧損為14.9百萬港元，而去年同期則為盈利124.5百萬港元。受全球金融危機對商業活動之嚴重衝擊，本集團之業務大受影響，導致本集團之收益大幅下跌。

收益

截至二零零九年及二零零八年六月三十日止六個月，按業務分部及集團整體之綜合收益如下：

(百萬港元)	**二零零九年**	二零零八年	變動百分比
報章出版	**264.2**	459.7	(43)
雜誌出版	**60.6**	67.4	(10)
物業	**11.6**	13.8	(16)
書籍出版及其他	**0.1**	3.8	(97)
持續經營業務之收益總額	**336.5**	544.7	(38)

經營成本及開支

截至二零零九年及二零零八年六月三十日止六個月，經營成本及開支如下：

(百萬港元)	**二零零九年**	二零零八年	變動百分比
持續經營業務			
員工成本	**160.1**	189.2	(15)
生產成本	**68.8**	77.0	(11)
租金及設施	**21.3**	20.5	4
廣告及宣傳	**14.4**	16.7	(14)
其他經營開支	**55.2**	74.1	(26)
折舊及攤銷	**27.3**	26.9	1
經營成本及開支總額	**347.1**	404.4	(14)

作為效率改進計劃的一部分，員工成本下降15%或29.1百萬港元，乃由於薪金及花紅撥備減少。因出售或暫停非核心業務及裁減員工，期內平均僱員人數較去年相比下跌10%。由於新聞紙消耗量減少及去年暫停書籍出版業務，生產成本下降11%。新聞紙消耗量下跌部分由新聞紙成本上升所抵銷。每平方米45克之新聞紙平均成本由二零零八年上半年之每公噸604美元上升至二零零九年上半年之每公噸823美元。自二零零八年第四季起，新聞紙之市價開始下跌，而每平方米45克之新聞紙之最新訂購價為每公噸473美元。其他經營開支一般低於去年，減少26%或18.9百萬港元，主要由於管理層推行多項節約成本措施所致。

未計利息、稅項、折舊及攤銷之盈利及經營盈利

截至二零零九年及二零零八年六月三十日止六個月，按業務分部及集團整體之未計利息、稅項、折舊及攤銷之盈利（「EBITDA」）及經營（虧損）╱盈利如下：

	對EBITDA之貢獻			**對經營（虧損）╱盈利之貢獻**		
（百萬港元）	**二零零九年**	二零零八年	變動百分比	**二零零九年**	二零零八年	變動百分比
報章出版	**4.0**	144.0	(97)	**(20.5)**	120.4	*
雜誌出版	**3.9**	11.7	(67)	**3.3**	11.1	(70)
物業	**8.8**	11.2	(21)	**8.8**	10.8	(19)
書籍出版及其他	**–**	0.3	(100)	**(0.1)**	0.6	*
持續經營業務之總額	**16.7**	167.2	(90)	**(8.5)**	142.9	*

* *表示減少超過100%*

業務分部之財務回顧

報章出版

	截至六月三十日止六個月		
（百萬港元）	**二零零九年**	二零零八年	變動百分比
收益	**264.2**	459.7	(43)
EBITDA	**4.0**	144.0	(97)
經營（虧損）╱盈利	**(20.5)**	120.4	*
股東應佔之淨（虧損）╱盈利	**(17.7)**	105.8	*
未計利息、稅項、折舊及攤銷之邊際盈利率	**2%**	31%	
經營邊際盈利率	**不適用**	26%	

* *表示減少超過100%*

由於廣告銷售顯著下滑，*《南華早報》*之收益下跌43%至264.2百萬港元，與整體市場趨勢一致。

大部分產品之商業廣告數量及收益率均下跌。香港經濟持續疲弱已對本集團廣告業務構成嚴峻挑戰。銀行及財經、航空及海外物業等廣告類別所受影響尤為嚴重。

招聘活動仍然不活躍，所有主要行業之招聘活動均減少，而政府及教育之職位需求所受影響最少。

通告收益下跌44%，其中首次公開招股活動相關之收益下跌73%。二零零九年上半年共有14宗首次公開招股活動，而二零零八年上半年則為31宗。

面對艱難之營商環境，管理層已實施多項削減成本計劃，以減輕因收益減少對本集團盈利及現金之影響。本集團已推行一項暫時性全公司減薪計劃及調整人手安排以保持公司之實力及競爭力。透過使用重量較輕之新聞紙及減少報章若干版面之分頁，本集團得以節省不少費用。

根據本年度上半年未經審核之發行量，與去年同期比較，《*南華早報*》及《*星期日南華早報*》之平均發行量分別下跌6%及7%。豬流感於香港擴散對酒店客戶之發行量的影響尤其顯著。

南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
103,964
104,552
104,415
102,102
106,054
103,516
107,080
102,644
100,675
上半年 下半年
2005
2006
2007
2008
上半年
2009

星期日南華早報


120,000
100,000
80,000
60,000
40,000
20,000
0
81,099
81,453
80,498
80,124
80,865
81,935
81,827
80,863
75,739
上半年 下半年
2005
2006
2007
2008
上半年
2009

經審核（二零零九年上半年除外）

雜誌出版

(百萬港元)	截至六月三十日止六個月		
	二零零九年	二零零八年	變動百分比
收益	**60.6**	67.4	(10)
EBITDA	**3.9**	11.7	(67)
經營盈利	**3.3**	11.1	(70)
股東應佔之淨(虧損)／盈利	**(3.9)**	1.0	*

* *表示減少超過100%*

於二零零九年上半年，雜誌業務之經營盈利下跌，主要由於廣告收益減少及本集團持續投資於中國內地出版之雜誌刊物。雖然集團旗下雜誌刊物之廣告銷售均受到艱難的營商環境所影響，但是香港女性雜誌刊物仍能持續獲得盈利。

物業

(百萬港元)	截至六月三十日止六個月 **二零零九年**	 二零零八年	變動百分比
收益	**11.6**	13.8	(16)
EBITDA	**8.8**	11.2	(21)
經營盈利	**8.8**	10.8	(19)
股東應佔之淨盈利	**7.6**	13.1	(42)

本集團物業投資組合之盈利下跌，部分由於本集團位於禮頓道之物業的租約於二零零八年十二月屆滿。常盛大廈之辦公室租約於二零零九年年底屆滿後，禮頓道之物業將由本集團自用。本集團自二零一零年起將可大幅節省辦公室租金開支。

流動資金及資本來源

本集團流動資金之主要來源為出版業務之經常性現金流量，並不時以銀行融資補充。本集團於二零零九年六月三十日及二零零八年十二月三十一日之財務狀況如下：

(百萬港元)	**二零零九年 六月三十日**	二零零八年 十二月三十一日	變動百分比
現金及銀行結餘	**217.0**	272.0	(20)
股東資金	**1,902.5**	1,910.3	—
比率：			
資產負債比率	**—**	—	
流動比率	**3.2**	2.5	

本集團持有之現金及銀行結餘以港元為主，本集團並無重大外匯折算波動風險。

於二零零九年六月三十日，經扣除銀行結餘及存款後，本集團之資產負債比率為零。流動資產與流動負債之比率為3.2倍。

本集團致力維持穩健的現金狀況，並預期現金及銀行結餘、經營產生之現金及外部資源所得之資金，足以應付營運資金需要、計劃之資本開支及派付股息。

經營活動

本集團之經營活動流動資金主要來源為報章出版業務。期內經營活動產生之現金淨額為13.1百萬港元，而去年同期則為124.8百萬港元。現金流入減少乃由於廣告收入下跌所致。

投資活動

期內投資活動之現金流出淨額為36.9百萬港元，比對二零零八年同期之現金流入淨額為4.7百萬港元。期內主要現金流出項目包括投資公司債券23.7百萬港元以改善資本回報及資本開支18.8百萬港元，主要用於期內之辦公室搬遷工程。

融資活動

期內融資活動所用現金淨額為派付二零零八年度末期股息。

展望

本年度下半年，經濟復甦跡象仍不明顯。來自廣告客戶之初步回應顯示，彼等對開支仍然謹慎。本集團銷售團隊將透過策略性推廣活動及帶動回應之廣告以尋求新的收入來源。於招聘方面，本集團相信招聘活動於本年度下半年將會回升。由於投資者對近期中國內地公司之首次公開招股活動反應熱烈，本集團亦預期會有更多首次公開招股活動。

本集團將繼續開拓新的收入來源及發展機會。效率改進計劃將繼續為本集團降低經營開支。隨著積極收回賬款及前瞻性的營運資金管理，本集團有信心維持穩健之現金狀況。

僱員

於二零零九年六月三十日，本集團僱用885名員工，二零零八年十二月三十一日則僱用943名員工。僱員之薪酬保持於具競爭力之水平，同時根據僱員個別之工作表現及經營業績酌情授予花紅。其他僱員福利包括公積金、醫療保險及購股權計劃。

中期股息

董事會決議不宣派截至二零零九年六月三十日止六個月之中期股息（二零零八年：每股6港仙）。

董事

截至二零零九年六月三十日止六個月期間及至本報告日期，本公司之董事如下：

非執行董事
彭定中博士（主席）
Roberto V. Ongpin先生（副主席）
邱繼炳博士
郭孔演先生

獨立非執行董事
夏佳理先生
利定昌先生
李國寶爵士
黃啟民先生

執行董事
郭惠光女士（董事總經理及行政總裁）

董事會

彭定中博士
主席
彭博士於二零零七年十二月獲委任為本公司非執行董事，並於二零零九年一月擔任非執行主席。彼於二零零七年三月十五日獲委任為本公司主要股東Kerry Holdings Limited之董事。彭博士亦是Visa Inc.（在紐約證券交易所上市）之董事。彼曾於跨國企業擔任環球商業管理之要職，並於北美及亞洲之大學講學。彭博士於二零零一年一月至二零零七年二月期間為香港機場管理局之行政總裁。於此之前，彼曾在企業集團杜邦公司工作，出任杜邦公司美國總公司副總裁，掌管杜邦集團全球非織造業務，並為杜邦集團大中華地區董事長。自一九八零年加入杜邦集團，彭博士曾出任杜邦集團不同業務之要職，而負責之區域覆蓋亞太、北美、歐洲及南美等地。

Roberto V. Ongpin先生
副主席
Ongpin先生於一九九三年十月獲委任為本公司副主席。彼為香格里拉（亞洲）有限公司（在香港聯合交易所有限公司上市）之非執行董事。彼亦為PhilWeb Corporation及ISM Communications Corporation之主席，Philex Mining Corporation之副主席及San Miguel Corporation、Petron Corporation和Araneta Properties Inc.之董事，上述公司均為在菲律賓證券交易所上市之上市公司。彼亦為Forum Energy PLC（在倫敦證券交易所上市之上市公司）之董事。此外，彼亦為下列公司之主席：Eastern Telecommunications Philippines, Inc. (ETPI)、Alphaland Corporation及Developing Countries Investment Corp.。彼於二零零八年六月前曾經為金滙投資（集團）有限公司（在香港聯合交易所有限公司上市）之董事。在一九七九年之前，Ongpin先生曾是SGV集團（亞洲最大會計及顧問公司）之主席及主管合夥人。於一九七九年至一九八六年間，彼曾擔任菲律賓共和國貿易及工業部長。彼持有哈佛大學工商管理碩士學位，亦是一位執業會計師（菲律賓）。

夏佳理先生

GBS、CVO、OBE、太平紳士

夏佳理先生為香港交易及結算所有限公司(在香港上市)之獨立非執行主席。彼於二零零二年至二零零六年八月期間出任香港賽馬會之主席。夏佳理先生為執業律師，並於直至二零零零年六月底立法會任期結束前為立法會議員。彼自一九八八年起出任立法會及臨時立法會議員，自一九九一年起，彼一直代表地產及建築功能組別。夏佳理先生曾經及正為多個政府委員會及顧問團體工作，包括首長級公務員離職就業檢討委員會及西九文化區管理局。彼現為香港行政會議成員。夏佳理先生為恒隆地產有限公司之獨立非執行董事，以及香港興業國際集團有限公司、香港電燈集團有限公司、和記港陸有限公司、信和酒店(集團)有限公司、信和置業有限公司及尖沙咀置業集團有限公司(上述公司均在香港上市)之非執行董事。彼曾為上海世紀創投有限公司(在美國證券交易所上市)之獨立非執行董事。於期內，夏佳理先生辭任香港按揭證券有限公司之獨立非執行董事。

邱繼炳博士

邱博士為The MUI Group之主席兼行政總裁，其為一間業務多元化之企業集團，業務遍及亞太區、美國及英國。彼為Malayan United Industries Berhad及MUI Properties Berhad(均在吉隆坡上市)之主席及行政總裁。邱博士亦為Laura Ashley Holdings plc(在倫敦上市)、Corus Hotels Limited(曾經於倫敦上市)及星晨集團有限公司(在香港上市)之主席。彼亦為Pan Malaysian Industries Berhad(在吉隆坡上市)以及東亞銀行有限公司(在香港上市)之董事。邱博士為美國維吉尼亞Regent University之信託人及美國西雅圖Northwest University之校董。彼亦為Malaysian-British Business Council、Malaysia-China Business Council及Asia Business Council之委員。

郭惠光女士

董事總經理及行政總裁

郭女士於二零零四年二月獲委任為SCMP集團執行董事，並於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。彼亦為The Post Publishing Public Company Limited(《*Bangkok Post*》之出版人及在泰國上市)之董事。於二零零三年十月加入SCMP集團之前，郭女士曾於JP Morgan之投資銀行業務任職分析員。郭女士於哈佛大學取得學士學位。彼為本公司董事郭孔演先生之胞妹。

郭孔演先生

郭先生於一九九八年一月獲委任為本公司主席，於二零零零年一月擔任執行董事，並於二零零零年八月出任執行主席，直至彼於二零零九年一月轉任為非執行董事。彼為本公司最終控股公司Kerry Group Limited及本公司主要股東Kerry Holdings Limited之董事。郭先生為香格里拉(亞洲)有限公司(在香港及新加坡上市)之主席。彼亦為The Post Publishing Public Company Limited(在泰國上市)及Wilmar International Limited(在新加坡上市)之董事。郭先生亦為東亞銀行有限公司(在香港上市)之獨立非執行董事。彼畢業於英國Nottingham University經濟系。郭先生為本公司之董事總經理及行政總裁郭惠光女士之胞兄。於期內，郭先生獲委任為Shangri-La Hotel Public Company Limited(在泰國上市)之董事。

利定昌先生

太平紳士

利先生為希慎興業有限公司之主席，並出任國泰航空有限公司、中電控股有限公司及恒生銀行有限公司（上述公司均在香港上市）之非執行董事，並為多間其他公司之董事。彼為香港地產建設商會副會長。利先生畢業於University of Manchester土木工程系，及為英格蘭及威爾士最高法院認可律師。於期內，利先生辭任馬士基（中國）有限公司之董事。

李國寶爵士

GBM、GBS、OBE、MA Cantab. (Economics & Law)、Hon. DSc. (Imperial)、Hon. DBA (Napier)、Hon. D.Hum.Litt. (Trinity, USA)、Hon. DSocSc (Lingnan)、Hon. LLD (Hong Kong)、Hon. LLD (Warwick)、Hon. LLD (Cantab)、FCA、FCPA、FCPA (Aust.)、FCIB、FHKIB、FBCS、CITP、FCIArb、太平紳士、Officier de L'Ordre de la Couronne、Grand Officer of the Order of the Star of Italian Solidarity、The Order of the Rising Sun、Gold Rays with Neck Ribbon、Officier de la Legion d'Honneur

李爵士為東亞銀行有限公司（在香港上市）之主席兼行政總裁，並為香港及海外多間其他公司之董事。李爵士為香港立法會議員。彼為香港華商銀行公會有限公司及香港管理專業協會之主席。彼亦為銀行業務諮詢委員會之委員及財資市場公會之議會成員。李爵士為中國海外發展有限公司、中遠太平洋有限公司、粵海投資有限公司、香港中華煤氣有限公司、香港上海大酒店有限公司、電訊盈科有限公司、香港生力啤酒廠有限公司及維他奶國際集團有限公司（上述公司均在香港上市）之獨立董事。彼為AFFIN Holdings Berhad（在馬來西亞上市）及Criteria CaixaCorp, S.A.（在西班牙上市）之董事。李爵士曾為中國航空科技工業股份有限公司及招商局中國基金有限公司（上述公司均在香港上市）之獨立董事以及Dow Jones & Company, Inc.（在紐約證券交易所上市）之董事。彼曾為香港行政會議成員。

黃啟民先生

BBS、太平紳士

黃先生是一位於審計、上市集資及電腦審計方面擁有三十二年經驗之會計師。在一九九九年至二零零三年間，彼為香港聯合交易所有限公司創業板上市委員會成員。黃先生在二零零五年六月三十日退任香港羅兵咸永道會計師事務所之合夥人。彼現時為兩家慈善機構馮經綸慈善基金有限公司及利豐(1906)慈善基金有限公司之董事及香港大學商學院榮譽副教授。黃先生現時是中國建設銀行股份有限公司（在香港及上海上市）、香格里拉（亞洲）有限公司（在香港及新加坡上市）及新意網集團有限公司（在香港上市）之獨立非執行董事。此外，彼亦服務於多個政府委任之委員會及非官方機構之董事局。黃先生擁有香港大學之物理學學士及香港中文大學之工商管理學碩士學位，並為英國特許公認會計師公會資深會員及香港會計師公會資深會員。於期內，黃先生獲委任為證券及期貨事務監察委員會之非執行董事。

公司行政人員

郭惠光女士

SCMP集團有限公司董事總經理及行政總裁

郭女士於二零零四年二月獲委任為SCMP集團執行董事，並於二零零九年一月擔任董事總經理及行政總裁。彼負責監督本集團業務及營運之管理。彼亦為The Post Publishing Public Company Limited（泰國《*Bangkok Post*》之出版人）之董事。於二零零三年十月加入SCMP集團之前，郭女士曾於JP Morgan之投資銀行業務任職分析員。郭女士於哈佛大學取得學士學位。

潘志偉先生

SCMP集團有限公司財務總監

潘先生負責財務規劃、業務策略、風險管理、合規監控、管理層匯報及投資者關係。潘先生於二零零八年九月加入本集團，於香港、中國內地及加拿大擁有財務管理經驗逾20年。彼曾經擔任財務管理之要職，包括出任多間跨國公司之亞洲區財務總監。潘先生畢業於加拿大Simon Fraser University，取得工商管理及電腦科學雙學位。彼亦為Association of Certified Management Accountants會員。

蔡翔祁先生

首席總編輯

在這香港扎根百年、屢獲殊榮的新聞媒體公司內，蔡先生負責編輯方針及主管新聞業務。彼畢業於哥倫比亞大學，獲得新聞碩士學位，並自芝加哥大學取得數學學士學位。於二零零九年七月加入SCMP集團之前，蔡先生曾於紐約《*華爾街日報*》及其香港亞洲版以及新加坡《*海峽時報*》及新加坡路透社工作。彼亦為當時新加坡廣播公司的電視及電台記者。蔡先生曾於香港大學、新加坡南洋理工大學及紐約大學教授本科及研究生新聞課程。彼亦設立獎學金，每年讓具潛質的亞洲記者送往紐約大學的商業及經濟報導課程進修。

董事於股份、相關股份及債權證之權益

於二零零九年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據上市發行人董事進行證券交易的標準守則（「標準守則」）另行知會本公司及香港聯合交易所有限公司（「聯交所」），本公司董事於本公司及其相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債權證中之權益或淡倉如下：

(i) 本公司

董事姓名	身份／權益性質	持有普通股股份數目	約佔已發行股本百分比
郭孔演先生	公司	340,000[1]	0.02%[5]
李國寶爵士	個人	4,778,000	0.31%[5]

(ii) 相聯法團

相聯法團名稱	董事姓名	身份／權益性質	持有普通股股份數目	根據股本衍生工具所持有之相關普通股股份數目	總計	約佔已發行股本百分比
Kerry Group Limited	郭孔演先生	公司	51,973,807[1]	—	51,973,807	3.40%[6]
	郭惠光女士	家屬／其他	23,899,988[2]	—	23,899,988	1.56%[6]
嘉里建設有限公司	郭孔演先生	公司	1,283,082[1]	—	1,283,082	0.09%[7]
	郭惠光女士	家屬／其他	1,252,048[3]	400,000[4]	1,652,048	0.12%[7]

附註：

1. 此代表郭孔演先生透過Allerlon Limited而被視作持有之公司權益，Allerlon Limited由郭先生及其配偶全資擁有。

2. 此包括郭惠光女士之配偶持有之1,000,000股股份及郭女士透過其為或然受益人之全權信託持有之22,899,988股股份。

3. 此代表郭惠光女士透過其為或然受益人之全權信託持有之權益。

4. 此代表郭惠光女士之配偶持有可認購嘉里建設有限公司相關普通股股份之購股權權益，詳情載於下文「董事購買股份或債權證之權利」一節。

5. 約佔百分比乃根據本公司於二零零九年六月三十日之1,560,945,596股已發行普通股計算。

6. 約佔百分比乃根據Kerry Group Limited於二零零九年六月三十日之1,527,684,428股已發行普通股計算。

7. 約佔百分比乃根據嘉里建設有限公司於二零零九年六月三十日之1,427,699,759股已發行普通股計算。

上述所有權益均為本公司或其相聯法團股份中之好倉。

除上文所述者外，於二零零九年六月三十日，根據證券及期貨條例第352條須備存之登記冊所示，或根據標準守則另行知會本公司及聯交所，本公司董事概無於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、相關股份或債權證中擁有權益或淡倉。

董事購買股份或債權證之權利

(i) 本公司

於截至二零零九年六月三十日止六個月期間，概無董事（包括其配偶及十八歲以下之子女）獲本公司授予或行使任何權利認購本公司之股份或債權證。

(ii) 相聯法團

於截至二零零九年六月三十日止六個月，郭惠光女士之配偶獲授購股權（「嘉里建設購股權」）以認購本公司之相聯法團（定義見證券及期貨條例）嘉里建設有限公司之股份。詳情如下：

授出日期	於二零零九年一月一日所持嘉里建設購股權數目	於期內授出之嘉里建設購股權數目	於二零零九年六月三十日所持嘉里建設購股權數目	每股行使價港元	行使期
02/04/2008	300,000	–	300,000	47.70	階段一(75,000) – 02/04/2009 – 01/04/2018 階段二(75,000) – 02/04/2010 – 01/04/2018 階段三(150,000) – 02/04/2011 – 01/04/2018
06/02/2009	–	100,000	100,000	17.58	階段一(50,000) – 06/02/2010 – 05/02/2019 階段二(50,000) – 06/02/2011 – 05/02/2019
	300,000	100,000	400,000		

除上述者外，於截至二零零九年六月三十日止六個月期間，概無董事（包括其配偶及十八歲以下之子女）獲授予任何權利認購本公司任何相聯法團（定義見證券及期貨條例）之股份或債權證，亦不曾行使任何有關權利。

於股本之主要權益

於二零零九年六月三十日，根據證券及期貨條例第336條須備存之登記冊所示，下列人士（並非本公司董事）於本公司之股份及相關股份中擁有相等於本公司任何股東大會上投票權5%或以上之權益或淡倉：

名稱	身份／權益性質	持有普通股股份數目	好倉／淡倉	約佔已發行股本百分比[9]
Kerry Group Limited	受控制法團權益	1,155,061,308[1]	好倉	74.00%
Kerry Holdings Limited	受控制法團權益	1,155,061,308[2]	好倉	74.00%
Kerry 1989 (C.I.) Limited	受控制法團權益	1,078,717,308[3]	好倉	69.11%
Kerry Media Limited	實益擁有人	1,078,717,308[4]	好倉	69.11%
Silchester International Investors Limited[5]	投資經理	219,485,000[6]	好倉	14.06%
Silchester International Investors International Value Equity Trust	實益擁有人	114,331,634[7,8]	好倉	7.32%
東亞銀行有限公司	實益擁有人	77,194,595	好倉	4.95%
	投資經理	1,341,710	好倉	0.09%
	實益擁有人	75,000,000	淡倉	4.80%
JPMorgan Chase & Co.	實益擁有人	75,000,000	好倉	4.80%
	投資經理	3,048,000	好倉	0.20%
	實益擁有人	75,000,000	淡倉	4.80%

附註：

1. Kerry Group Limited所持有之1,155,061,308股股份權益，包括930,061,308股股份以及於225,000,000股股份中股本衍生工具權益。

2. Kerry Holdings Limited所持有之1,155,061,308股股份權益，與上文所述Kerry Group Limited之權益重複。

3. Kerry 1989 (C.I.) Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited及Kerry Holdings Limited各自之權益重複。

4. Kerry Media Limited所持有之1,078,717,308股股份權益，與上文所述Kerry Group Limited、Kerry Holdings Limited及Kerry 1989 (C.I.) Limited各自之權益重複。

5. 代表客戶行事之投資經理，與本公司並無關連。

6. 本公司獲非正式通知，於二零零九年六月三十日，Silchester International Investors Limited於220,985,000股股份擁有權益（佔本公司已發行股本約14.16%），而增持該等股權毋須根據證券及期貨條例第XV部作出披露。

7. 本公司獲非正式通知，於二零零九年六月三十日，Silchester International Investors International Value Equity Trust於110,483,634股股份擁有權益（佔本公司已發行股本約7.08%），而減持該等股權毋須根據證券及期貨條例第XV部作出披露。

8. Silchester International Investors International Value Equity Trust所持有之股份權益，與上文所述Silchester International Investors Limited之權益重複。

9. 約佔百分比乃根據本公司於二零零九年六月三十日之1,560,945,596股已發行普通股計算。

除上文所述者外，於二零零九年六月三十日，本公司並未獲知會任何人士於本公司之股份及相關股份中擁有任何權益及淡倉，而已經載入根據證券及期貨條例第336條須備存之登記冊。

購股權計劃

本公司設有一項購股權計劃（「計劃」），其於二零零六年五月二十五日舉行之本公司股東週年大會上獲批准通過。根據計劃，本公司董事會可授出購股權予本公司或其任何附屬公司之任何全職僱員或執行董事，以認購本公司股份。

截至二零零九年六月三十日止六個月期間，並無購股權根據計劃授出、行使、註銷或失效。於二零零九年六月三十日，該計劃並無尚未行使之購股權。

購買、出售或贖回本公司股份

截至二零零九年六月三十日止六個月期間，本公司或其任何附屬公司概無購買、出售或贖回本公司任何股份。

企業管治

董事會及管理層一直致力積極履行本集團對股東之責任，本集團視提升及維護股東權益為首要任務之一，同時為本集團之成功關鍵。

經過多年發展，本集團已建立了完善之企業管治常規，確保集團緊守最高之道德操守及業內標準。企業管治常規是否具成效，關鍵是要驗證這套管治常規能否將管理層與股東之利益連成一線，充分保障及提升股東權益。本集團定期檢討此等指引及政策，推陳出新，確保有關指引及政策能切合當今瞬息萬變之營商環境及市場要求。

本集團於截至二零零九年六月三十日止六個月期間採納之企業管治準則，與本公司二零零八年年報所載之企業管治聲明一致。期內，本集團之企業管治常規符合香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之《企業管治常規守則》（「聯交所守則」）之所有守則條文。本集團亦在相關及可行之情況下遵守聯交所守則內之建議最佳常規。

董事進行證券交易之守則

本公司董事會已採納上市規則附錄十所載之《上市發行人董事進行證券交易的標準守則》（「標準守則」）作為本公司董事進行證券交易之守則。本公司全體董事確認彼等於二零零九年一月一日至二零零九年六月三十日止期間已遵守標準守則所載之規定標準。

審核委員會

本公司於一九九八年成立審核委員會，訂有書面職權範圍。審核委員會現時成員包括四位獨立非執行董事李國寶爵士、夏佳理先生、利定昌先生及黃啟民先生。由二零零九年八月二十四日起，李國寶爵士獲委任為審核委員會主席，以替代利定昌先生，利定昌先生仍為審核委員會成員。審核委員會於二零零九年首六個月曾舉行一次會議。審核委員會已審閱本集團截至二零零九年六月三十日止六個月之未經審核中期業績。

薪酬委員會

本公司於二零零零年成立薪酬委員會，訂有書面職權範圍。薪酬委員會現時成員包括兩位獨立非執行董事利定昌先生和夏佳理先生，以及非執行董事郭孔演先生。

提名委員會

本公司於二零零五年成立提名委員會，訂有書面職權範圍。提名委員會現時成員包括兩位獨立非執行董事利定昌先生和夏佳理先生，以及非執行主席彭定中博士。

代表董事會
主席
彭定中

香港，二零零九年九月十四日